UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Pandion Therapeutics, Inc.

(Name of Subject Company)

Pandion Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

698340106

(CUSIP Number of Class of Securities)

Rahul Kakkar, M.D.

Chief Executive Officer

134 Coolidge Avenue

Watertown, Massachusetts 02472

(617) 393-5925

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Graham Robinson

Laura Knoll

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street, 23rd Floor

Boston, Massachusetts 02116

(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Pandion Therapeutics, Inc., a Delaware corporation (“Pandion”). The address of Pandion’s principal executive office is 134 Coolidge Avenue, Watertown, Massachusetts 02472, and its telephone number is (617) 393-5925.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is Pandion’s common stock, par value $0.001 per share. As of the close of business on March 1, 2021, there were (i) 29,515,583 shares of Pandion common stock issued and outstanding, of which 1,083,727 shares were restricted stock; (ii) 1,823,181 shares of Pandion common stock subject to outstanding Pandion stock options; and (iii) a warrant to purchase an aggregate of 10,976 shares of Pandion common stock outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, business address and business telephone number of Pandion, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information — Name and Address.”

Tender Offer

This Schedule 14D-9 relates to a tender offer by Panama Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Merck Sharp & Dohme Corp., a New Jersey corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”, each, a “Share”), of Pandion for a purchase price of $60.00 per Share (the “Offer Price”), net to the seller in cash, without interest and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 4, 2021 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on March 4, 2021. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to Pandion’s stockholders together with this Schedule 14D-9. Copies of certain letters distributed by Purchaser in connection with the Offer as well as Purchaser’s Summary Advertisement published in The New York Times are filed as Exhibits (a)(1)(C), (a)(1)(D), and (a)(1)(F), respectively, to this Schedule 14D-9.

The Offer is being made pursuant to an Agreement and Plan of Merger (as amended or supplemented from time to time, the “Merger Agreement”), dated as of February 24, 2021, among Parent, Purchaser and Pandion, pursuant to which, among other matters, after the consummation of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into Pandion (the “Merger”), pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with Pandion continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly-owned subsidiary of Parent, without a meeting or vote of stockholders of Pandion. At the effective time of the Merger (the “Effective Time”), the Shares not tendered pursuant to the Offer (other than Shares held in the treasury of Pandion or owned by Parent, Purchaser, or any of their direct or indirect wholly-owned subsidiaries immediately prior to the Effective Time or by stockholders of Pandion who have perfected their statutory rights of appraisal under the DGCL) will each be converted into the right to receive the Offer Price, payable to the holder thereof in cash, without interest (the “Merger Consideration”) and subject to any withholding of taxes. The treatment of equity awards under Pandion’s benefit plans, including stock options, is discussed below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Interests of Pandion Executive Officers and Directors.” A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there have been validly tendered and not validly withdrawn Shares (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6) of the DGCL) that, when added to the Shares then owned by Parent and its controlled affiliates, would represent one Share more than one half of the sum of (x) all Shares then outstanding at the Expiration Date (as defined below) and (y) all Shares that Pandion may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares, including all then outstanding Pandion stock options and the outstanding Pandion warrant, regardless of the conversion or exercise price or other terms and conditions thereof (the “Minimum Condition”); (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); and (iii) those other conditions set forth in Annex I to the Merger Agreement and further summarized in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”).

The Offer will initially expire at one minute after 11:59 p.m., New York City time, on March 31, 2021, unless otherwise extended in accordance with the Merger Agreement (such date, the “Expiration Date”). The Expiration Date may be extended: (i) if on the scheduled Expiration Date, the Minimum Condition has not been satisfied or any of the other Offer Conditions have not been satisfied or waived by Purchaser or Parent, if permitted under the Merger Agreement, then Purchaser may, and Parent may cause Purchaser to, in Parent’s and Purchaser’s sole discretion and without the consent of Pandion, extend the Offer on one or more occasions in consecutive increments of not more than 20 business days each (the length of such period to be determined by Parent and Purchaser in their discretion), or for such longer period as the parties may agree in order to permit the satisfaction of such Offer Conditions; (ii) Purchaser will, and Parent will cause Purchaser to, extend the Offer for: (A) the minimum period required by applicable law, interpretation or position of the SEC or its staff or Nasdaq or its staff and (B) periods of not more than 10 business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act has expired or been terminated; and (iii) if, on the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of Pandion, Purchaser will, and Parent will cause Purchaser to, extend the Offer on one or more occasions in consecutive increments of not more than 10 business days each, to permit such Offer Condition to be satisfied. In no event will Purchaser be required, and Parent will not be required to cause Purchaser to: (1) extend the Offer beyond June 24, 2021 (the “Outside Date”) (provided that the Outside Date may be extended to November 24, 2021 under certain circumstances as set forth in the Merger Agreement); or (2) extend the Offer beyond the initial Expiration Date on more than three occasions, not to exceed an aggregate of 30 business days (provided that each such extension will be 10 business days unless Pandion agrees otherwise), if, as of the applicable Expiration Date, all of the Offer Conditions are satisfied or have been waived other than the Minimum Condition and conditions which by their nature are to be satisfied at the expiration of the Offer.

As set forth in the Schedule TO, the address of the principal executive office of Parent and Purchaser is One Merck Drive, Whitehouse Station, NJ 08889.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Pandion, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Pandion or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The board of directors of Pandion (the “Pandion Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements with Parent and Purchaser and Their Affiliates

Merger Agreement

On February 24, 2021, Pandion, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among Pandion, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Pandion’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Pandion to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Pandion. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Pandion, Parent or Purchaser in Pandion’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties set forth in the Merger Agreement are qualified by information in a confidential disclosure letter provided by Pandion to Parent and Purchaser in connection with the signing of the Merger Agreement. This disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among Pandion, Parent and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Pandion, Parent or Purchaser. Pandion’s stockholders are not third-party beneficiaries of the Merger Agreement, except with respect to their right to receive the Offer Price following the time Purchaser accepts for payment Shares tendered and not validly withdrawn pursuant to the Offer or to receive the Merger Consideration at the Effective Time, and should not rely on the representations, warranties, and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Pandion, Parent, Purchaser or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Pandion’s or Parent’s public disclosure.

The foregoing summary and description of the material terms of the Merger Agreement, and the descriptions of the Offer Conditions contained in the Offer to Purchase and incorporated herein by reference, do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Tender and Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, certain stockholders (each a “Tendering Stockholder”) each entered into a Tender and Support Agreement (the “Tender and Support Agreements”) with Parent and Purchaser, pursuant to which each Tendering Stockholder agreed, among other things, to tender his, her or its Shares subject to such Tender and Support Agreement (the “Covered Shares”) pursuant to the Offer and, if necessary, vote his, her or its Covered Shares (i) in favor of, in the event any vote or consent of the stockholders of Pandion is required to adopt the Merger Agreement, the Merger, the execution and delivery by Pandion of the Merger Agreement and the adoption and approval of the Merger Agreement and the transactions contemplated thereby, (ii) against any proposal, action or agreement that would reasonably be expected to (1) prevent or nullify any provision of the Tender and Support Agreement, (2) result in any of the Offer Conditions not being satisfied on or before the Expiration Date or the conditions to the Merger set forth in Article 8 of the Merger Agreement not being satisfied on or before the Outside Date or (3) impede, interfere with or prevent the consummation of the Offer or the Merger or other transactions contemplated by the Merger Agreement, (iii) against any Acquisition Proposal (as defined in the Merger Agreement), (iv) against any change in or to (1) the Pandion Board that is not recommended by the existing board of directors of Pandion, (2) the present capitalization or corporate structure of Pandion, or (3) Pandion’s governing documents not consented to by Parent under the Merger Agreement and (v) against any extraordinary corporate transaction such as a merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, share exchange, reorganization, recapitalization, dissolution, liquidation, any sale, lease license or transfer of a material amount of assets of Pandion or winding up of or by Pandion. In general, no Tendering Stockholder may propose, commit or agree to take any action inconsistent with any of the foregoing clauses (i), (ii), (iii), (iv) or (v).

Each Tendering Stockholder also agrees that, except as provided in the Tender and Support Agreement, he, she or it will not (i) offer to transfer, transfer or consent to transfer any of its Covered Shares, (ii) enter into any agreement to transfer his, her or its Covered Shares, (iii) grant any proxy, power-of-attorney or other authorization in respect of its Covered Shares, (iv) deposit any of its Covered Shares into a voting trust or enter into a voting agreement or arrangement, (v) create or permit to exist any lien on any of the Covered Shares, or (vi) take any other action that would restrict, limit or interfere with the performance of the Tendering Stockholder’s obligations under the Tender and Support Agreement in any material respect or otherwise make any representation or warranty of the Tendering Stockholder untrue or incorrect in any material respect.

As of March 1, 2021, approximately 39.9% of the outstanding Shares are subject to the Tender and Support Agreements. The Tender and Support Agreements generally provide for termination upon the earlier of (i) the mutual written agreement of Parent and the Tendering Stockholder, (ii) the Effective Time, and (iii) the valid termination of the Merger Agreement in accordance with its terms.

The foregoing summary and description of the material terms of the Tender and Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Form of Tender and Support Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Confidentiality Agreement

On February 13, 2021, Parent and Pandion entered into an amendment to the Confidential Disclosure-In Agreement, dated April 9, 2018 as amended by Amendment No. 1, dated December 16, 2019, and Amendment No. 2, dated December 18, 2020 (as amended, the “Confidentiality Agreement”), in connection with Parent’s consideration of a potential business combination with Pandion. Under the terms of the Confidentiality Agreement, each party agreed, subject to certain exceptions, to keep confidential certain proprietary or non-public information relating to the other during the term of the Confidentiality Agreement and for a period lasting seven years following the expiration or termination of the Confidentiality Agreement.

The foregoing summary and description of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement (and the amendments thereto), which are filed as Exhibits (e)(3), (e)(4), (e)(5) and (e)(6) and are incorporated herein by reference.

Exclusivity Agreement

On February 9, 2021, Parent and Pandion entered into an exclusivity agreement (the “Exclusivity Agreement”) pursuant to which Pandion agreed that from the date thereof until 11:59 p.m. New York City time on February 19, 2021, subject to a 10-day extension, Pandion would not, would cause its subsidiaries not to, and would not authorize or permit their representatives to, directly or indirectly (i) solicit, initiate, seek, propose, knowingly encourage (including by way of furnishing information) or knowingly take any action designed to facilitate any inquiry regarding, or the making of any inquiry, proposal or offer that constitutes, or could lead to, an Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations relating to, enter into any agreement, arrangement or understanding (whether or not binding) relating to, or otherwise cooperate in any way with, any Acquisition Proposal or any inquiry, proposal or offer that could lead to an Acquisition Proposal, (iii) furnish information relating to Pandion or any of its subsidiaries or afford access to the business, properties, assets, books or records of Pandion or any of its subsidiaries to any person in connection with any Acquisition Proposal or any inquiry, proposal or offer that constitutes, or could lead to, an Acquisition Proposal, (iv) grant any waiver, amendment or release of or under, or fail to enforce, any confidentiality, standstill or similar agreement with respect to Pandion or any of its subsidiaries, (v) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal or any inquiry, proposal or offer that could lead to an Acquisition Proposal, (vi) take any action or exempt any person from the restriction on “business combinations” or any similar provision contained in applicable anti-takeover laws or Pandion’s organizational documents or grant a waiver under Section 203 of the DGCL or (vii) resolve, propose or agree to do any of the foregoing.

For purposes of the Exclusivity Agreement, “Acquisition Proposal” means any inquiry, offer, proposal or indication of interest (in writing or otherwise) from any third party relating to any transaction or series of related transactions involving (i) any acquisition or purchase by any third party, directly or indirectly, of 15% or more of any class of outstanding voting or equity securities of Pandion, or any tender offer or exchange offer that, if consummated, would result in any third party beneficially owning 15% or more of any class of outstanding voting or equity securities of Pandion, (ii) any merger, amalgamation, consolidation, share exchange, business combination, asset acquisition, sale, joint venture, license, collaboration, research and development or other similar transaction involving assets or businesses that constitute or represent 15% or more of the consolidated revenue, net income or assets of Pandion and its subsidiaries, taken as a whole, (iii) any sale or license of (other than any non-exclusive license and non-material license granted by Pandion in the ordinary course of business consistent with past practice), or joint venture, partnership or collaboration with respect to Pandion’s TALON platform or any Pandion product or (iv) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of Pandion, the business of which constitutes 15% or more of the consolidated revenue, net income or assets of Pandion and its subsidiaries, taken as a whole.

The foregoing summary and description of the material terms of the Exclusivity Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Exclusivity Agreement, which is filed as Exhibit (e)(7) hereto and is incorporated herein by reference.

Interests of Pandion Executive Officers and Directors

Certain of Pandion’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”), that are different from, or in addition to, the interests of holders of Shares generally. The Pandion Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation.”

Pandion’s current executive officers are as follows*:

Name	Position
Anthony Mullin	Vice President, Human Resources
Edward Freedman, J.D.	Chief Operating Officer
Eric Larson	Vice President, Finance
Joanne (Jo) Viney Ph.D.	President, Chief Scientific Officer
John Sundy, M.D., Ph.D.	Chief Medical Officer
Kevin Otipoby, Ph.D.	Vice President of Research, Head of Immunology
Nathan Higginson-Scott, Ph.D.	Vice President of Research, Head of Biotherapeutics
Rahul Kakkar, M.D.	Chief Executive Officer
Vikas Goyal	Senior Vice President, Business Development

*

Gregg Beloff, a consultant to Pandion, is currently serving as Pandion’s interim Chief Financial Officer, but is not presently entitled to any payments or benefits in connection with the Transactions except as set forth below in “— Cash Payable for Outstanding Shares Pursuant to the Offer or the Merger.”

Cash Payable for Outstanding Shares Pursuant to the Offer or the Merger

If Pandion’s directors and executive officers who own Shares tender their Shares for purchase pursuant to the Offer, they will receive in connection with the closing of the Offer the same cash consideration on the same terms and conditions as the other stockholders of Pandion. If such directors and executive officers do not tender their Shares for purchase pursuant to the Offer, but the Offer Conditions are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such directors and executive officers will also receive the same cash consideration on the same terms and conditions as the other stockholders of Pandion.

The following table sets forth the number of Shares beneficially owned as of March 1, 2021 by each of Pandion’s executive officers and directors (which, for this purpose, excludes (i) Shares underlying Company Options (as defined below), whether or not currently exercisable, and (ii) Shares that are subject to employment based forfeiture/vesting conditions (referred to as “Restricted Shares”)) and the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Officer Name	Number of Shares Owned (#)	Cash Consideration Payable in Respect of Shares ($)
Anthony Mullin	—	—
Edward Freedman, J.D.	8,181	490,860
Eric Larson	600	36,000
Gregg Beloff, J.D. (1)	—	—
Joanne (Jo) Viney Ph.D. (2)	414,537	24,872,220
John Sundy, M.D., Ph.D.	2,000	120,000
Kevin Otipoby, Ph.D.	750	45,000
Nathan Higginson-Scott, Ph.D.	—	—
Rahul Kakkar, M.D. (3)	196,264	11,775,840
Vikas Goyal	31,053	1,863,180

Director Name	Number of Shares Owned (#)	Cash Consideration Payable in Respect of Shares ($)
Alan Crane (4)	420,472	25,228,320
Carlo Rizzuto, Ph.D.	—	—
Christopher Fuglesang, Ph.D., J.D. (5)	—	—
Daniel Becker, M.D., Ph.D. (6)	1,000	60,000
Donald Frail, Ph.D.	34,865	2,091,900
Jill Carroll (7)	—	—
Katina Dorton, J.D.	—	—
Nancy Stagliano, Ph.D. (8)	52,293	3,137,580

(1)

Mr. Beloff is a consultant to Pandion and currently serving as Pandion’s interim Chief Financial Officer. The number of Shares owned for Mr. Beloff excludes 13,196 Shared held by Danforth Advisors, LLC, a finance support and strategic consulting firm. Mr. Beloff serves as founder and managing director of Danforth Advisors, LLC.

(2)	The number of Shares owned for Dr. Viney also includes 1,200 Shares held by her husband.

(3)

The number of Shares owned for Dr. Kakkar also includes 182,264 Shares held by Shah-Kakkar Holdings, LLC, a holding company for trusts of which Dr. Kakkar and family members of Dr. Kakkar are beneficiaries. Dr. Kakkar is the manager of Shah-Kakkar Holdings, LLC.

(4)

The number of Shares owned for Mr. Crane also includes 336,314 Shares held by The Crane Family Irrevocable Trust - 2002, but excludes 3,090,800 Shares held by Polaris Partners VIII, L.P. (“PP VIII”) and 110,622 Shares held by Polaris Entrepreneurs’ Fund VIII, L.P. (“PEF VIII”). Polaris Partners GP VIII, L.L.C. (“PPGP VIII”) is the general partner of PP VIII. Mr. Crane is an interest holder of PPGP VIII. Each of David Barrett, Brian Chee, Amir Nashat and Bryce Youngren are the managing members of PPGP VIII (collectively, the “Managing Members”). Each of Mr. Crane and the Managing Members, in their respective capacities with respect to PPGP VIII, may be deemed to have shared voting and dispositive power over the Shares held by PP VIII. PPGP VIII is the general partner of PEF VIII. Mr. Crane is an interest holder of PPGP VIII. Each of the Reporting Person and the Managing Members, in their respective capacities with respect to PPGP VIII, may be deemed to have shared voting and dispositive power over the shares held by PEF VIII. Mr. Crane disclaims beneficial ownership of these Shares held by PP VIII and PEF VIII except to the extent of their respective pecuniary interests therein.

(5)

The number of Shares owned for Dr. Fuglesang excludes (i) 2,107,513 Shares held by Boxer Capital, LLC, which are held indirectly by Dr. Fuglesang, Boxer Management and Joe Lewis, by virtue of their ownership in Boxer Capital, LLC, and (ii) 23,622 Shares held by MVA

Investors, LLC, which has sole voting and dispositive power with respect to these Shares. Dr. Fuglesang is a member of MVA Investors, LLC. Dr. Fuglesang disclaims beneficial ownership of these Shares held by Boxer Capital, LLC and MVA Investors, LLC to the extent he does not have a pecuniary interest therein.

(6)

The number of Shares owned for Dr. Becker excludes 2,827,883 Shares held by AI Pan LLC. Each of Access Industries Holdings LLC, Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own the Shares beneficially owned by AI Pan LLC, a subsidiary in a multi-tier corporate structure of which Access Industries Holdings LLC is the parent holding company and is ultimately managed by Access Industries Management, LLC and controlled by Mr. Blavatnik. Dr. Becker is a biotechnology principal of Access Industries, Inc., an affiliate of Access Industries Management LLC, and does not have voting or dispositive power over the Shares held by AI Pan LLC. Dr. Becker disclaims beneficial ownership of the Shares held by AI Pan LLC.

(7)

The number of Shares owned for Ms. Carroll excludes 5,674,221 Shares held by S.R. One, Limited, an indirect, wholly owned subsidiary of GlaxoSmithKline plc. Ms. Carroll is a principal at S.R. One, Limited and an employee of GlaxoSmithKline LLC, an indirect, wholly owned subsidiary of GlaxoSmithKline plc. Ms. Carroll disclaims beneficial ownership of these Shares held by S.R. One, Limited except to the extent of her proportionate pecuniary interest therein.

(8)

The number of Shares owned for Dr. Stagliano also includes 51,293 Shares held by The Nancy E. Stagliano Trust, a trust of which family members of Dr. Stagliano are beneficiaries. Dr. Stagliano is the trustee of The Nancy E. Stagliano Trust.

Treatment of Company Options in the Transactions

The Merger Agreement provides that, immediately prior to the Effective Time, each compensatory option to purchase Shares (a “Company Option”) that is then outstanding will, to the extent unvested, become fully vested and exercisable, effective immediately prior to, and contingent upon, the Effective Time, and at the Effective Time, each outstanding Company Option (each of which has a per Share exercise price that is less than the Merger Consideration) will be cancelled and converted into the right to receive a cash payment equal to (A) the excess of (x) the Merger Consideration over (y) the exercise price payable per Share under such Company Option, multiplied by (B) the total number of Shares subject to such Company Option immediately prior to the Effective Time, subject to any required withholding taxes.

The following table sets forth, for each of Pandion’s executive officers and the members of the Pandion Board (i) the number of vested and unvested Company Options (based on options outstanding and their vesting status as of March 1, 2021) and (ii) the estimated cash consideration payable (on a pre-tax basis) in respect thereof, calculated by multiplying the excess of the Merger Consideration over the weighted average exercise price of such Company Options by the total number of Shares subject to such Company Options.

Officer Name	Number of Shares Subject to Vested Company Options (#)	Weighted Average Exercise Price per Share (Vested Company Options) ($)	Cash Consideration for Vested Company Options ($)	Number of Shares Subject to Unvested Company Options (#)	Weighted Average Exercise Price per Share (Unvested Company Options) ($)	Cash Consideration for Unvested Company Options ($)	Total Cash Consideration for Company Options in Merger ($)
Anthony Mullin	—	—	—	57,000	14.96	2,567,280	2,567,280
Edward Freedman, J.D.	748	18.00	31,416	92,050	17.90	3,875,305	3,906,721
Eric Larson	—	—	—	50,500	17.89	2,126,555	2,126,555
Joanne (Jo) Viney Ph.D.	—	—	—	188,665	17.90	7,942,797	7,942,797
John Sundy, M.D., Ph.D.	—	—	—	219,209	17.92	9,224,315	9,224,315
Kevin Otipoby, Ph.D.	1,161	18.00	48,762	42,840	17.16	1,835,266	1,884,028
Nathan Higginson-Scott, Ph.D.	1,159	18.00	48,678	42,842	17.16	1,835,351	1,884,029
Rahul Kakkar, M.D.	10,193	18.00	428,106	559,915	17.90	23,572,422	24,000,528
Vikas Goyal	1,507	18.00	63,294	100,509	17.82	4,239,470	4,302,764

Director Name	Number of Shares Subject to Vested Company Options (#)	Weighted Average Exercise Price per Share (Vested Company Options) ($)	Cash Consideration for Vested Company Options ($)	Number of Shares Subject to Unvested Company Options (#)	Weighted Average Exercise Price per Share (Unvested Company Options) ($)	Cash Consideration for Unvested Company Options ($)	Total Cash Consideration for Company Options in Merger ($)
Alan Crane	2,722	18.00	114,324	11,275	18.00	473,550	587,874
Carlo Rizzuto, Ph.D.	2,722	18.00	114,324	11,275	18.00	473,550	587,874
Christopher Fuglesang, Ph.D., J.D.	2,722	18.00	114,324	11,275	18.00	473,550	587,874
Daniel Becker, M.D., Ph.D.	2,722	18.00	114,324	11,275	18.00	473,550	587,874
Donald Frail, Ph.D.	4,404	18.00	184,968	14,343	18.00	602,406	787,374
Jill Carroll	2,722	18.00	114,324	11,275	18.00	473,550	587,874
Katina Dorton, J.D.	1,555	16.96	66,927	26,439	16.96	1,137,935	1,204,862
Nancy Stagliano, Ph.D.	5,018	18.00	210,756	12,653	18.00	531,426	742,182

Treatment of Restricted Shares in the Transactions

The Merger Agreement provides that, immediately prior to the consummation of the Offer, Pandion will waive repurchase or forfeiture rights with respect to each Restricted Share, effective as of and contingent upon the consummation of the Offer. Such shares may be tendered in the Offer and if the Shares are not tendered but the Offer Conditions are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, Pandion’s directors and executive officers will also receive the same cash consideration with respect to Shares subject to such awards on the same terms and conditions as the other stockholders of Pandion.

The following table sets forth, for each of Pandion’s executive officers and the members of the Pandion Board, (i) the number of Restricted Shares held as of March 1, 2021, and (ii) the estimated cash consideration payable (on a pre-tax basis) in respect thereof, calculated by multiplying the Merger Consideration by the total number of Shares subject to such Restricted Shares.

Officer Name	Number of Restricted Shares Held (#)	Cash Consideration Payable in Respect of Restricted Shares ($)
Anthony Mullin	—	—
Edward Freedman, J.D.	45,915	2,754,900
Eric Larson	21,525	1,291,500
Joanne (Jo) Viney Ph.D.	89,917	5,395,020
John Sundy, M.D., Ph.D.	113,826	6,829,560
Kevin Otipoby, Ph.D.	20,414	1,224,840
Nathan Higginson-Scott, Ph.D.	20,616	1,236,960
Rahul Kakkar, M.D. (1)	520,251	31,215,060
Vikas Goyal	55,458	3,327,480

Director Name	Number of Restricted Shares Held (#)	Cash Consideration Payable in Respect of Restricted Shares ($)
Alan Crane	—	—
Carlo Rizzuto, Ph.D.	—	—
Christopher Fuglesang, Ph.D., J.D.	—	—
Daniel Becker, M.D., Ph.D.	—	—
Donald Frail, Ph.D.	25,428	1,525,680
Jill Carroll	—	—
Katina Dorton	—	—
Nancy Stagliano, Ph.D. (2)	21,774	1,306,440

(1)

The number of Restricted Shares held for Dr. Kakkar includes 520,251 Restricted Shares held by Shah-Kakkar Holdings, LLC, a holding company for trusts of which Dr. Kakkar and family members of Dr. Kakkar are beneficiaries. Dr. Kakkar is the manager of Shah-Kakkar Holdings, LLC.

(2)

The number of Restricted Shares held for Dr. Stagliano includes 21,774 Restricted Shares held by The Nancy E. Stagliano Trust, a trust of which family members of Dr. Stagliano are beneficiaries. Dr. Stagliano is the trustee of The Nancy E. Stagliano Trust.

Treatment of the Pandion ESPP

While Pandion has established the Pandion 2020 Employee Stock Purchase Plan (the “ESPP”), no offering periods have been commenced under the ESPP and in the Merger Agreement Pandion has agreed that no offering period will be commenced prior to the closing of the Merger (the “Closing”). Accordingly, no Pandion employee (including executive officers) will receive any payments or benefits pursuant to the ESPP.

Executive Employment Arrangements

Pandion is party to preexisting employment agreements with the executives described below (all such documents, together with any amendments thereto, the “Executive Employment Arrangements”), each with such severance and change in control terms as summarized below.

Pandion has entered into a written employment agreement or offer letter with each of Dr. Kakkar, (effective July 10, 2020), Mr. Freedman (effective July 18, 2020) and Mr. Goyal (dated July 1, 2019, as amended by Letter Agreement, dated July 8, 2020) (all such agreements and amendments collectively, the “employment agreements”). The employment agreements set forth the terms of the executive officer’s employment, including base salary, annual performance bonus opportunity and severance rights, if any.

Under their respective employee agreements, each of Dr. Kakkar, Mr. Freedman and Mr. Goyal is eligible for certain separation benefits in connection with certain terminations of employment. In the event of the termination of Dr. Kakkar’s employment by Pandion without cause, or by him for good reason, within 12 months following a change in control (as such terms are defined in his employment agreement; the Transactions will constitute a change in control), Dr. Kakkar is entitled, subject to executing a valid release of claims in favor of Pandion and his continued compliance with his non-competition, non-solicitation, invention and non-disclosure agreements and any similar agreement with Pandion, to (i) continued payment of his then-current base salary, in accordance with regular payroll procedures, for a period of 18 months, (ii) payment by Pandion for up to 18 months following his termination date of 100% of the premiums for continued health coverage for the same type of coverage in effect at the time of his termination, (iii) a lump sum payment equal to 100% of his target bonus for the year in which his employment is terminated and (iv) full vesting acceleration of his then-unvested equity awards that vest solely based on the passage of time, such that his time-based equity awards become fully exercisable and non-forfeitable as of the termination date.

Mr. Freedman’s employment agreement provides that in the event of the termination of his employment by Pandion without cause, or by him for good reason, within 12 months following a change in control (as such terms are defined in his employment agreement; the Transactions will constitute a change in control), Mr. Freedman is entitled to full vesting acceleration of his then-unvested equity awards that vest solely based on the passage of time, such that his time-based equity awards become fully exercisable and non-forfeitable as of the termination date.

Mr. Goyal’s offer letter provides that in the event of the termination of Mr. Goyal’s employment by Pandion without cause, or by him for good reason (as defined in the letter), within 12 months following a change in control (which will occur upon the Transactions), Mr. Goyal is entitled, subject to executing a valid release of claims in favor of Pandion and his continued compliance with his non-competition, non-solicitation, confidential information and assignment of inventions agreement and any similar agreement with Pandion, to (i) continued payment of his then-current base salary, in accordance with regular payroll procedures, for a period of nine months, (ii) payment by Pandion for up to nine months following his termination date of 100% of the premiums for continued health coverage for the same type of coverage in effect at the time of his termination, (iii) a lump sum payment equal to 100% of his target bonus for the year in which his employment is terminated and (iv) full vesting acceleration of his then-unvested equity awards that vest solely based on the passage of time, such that his time-based equity awards become fully exercisable and non-forfeitable as of the termination date.

Post-Closing Severance Plan Coverage

In addition, in connection with the Transactions, Parent has agreed to provide that Pandion employees who are not otherwise entitled to contractual severance protection will be eligible to participate in the

Merck & Co., Inc. U.S. Separation Benefits Plan or other similar severance plan or program as may be in effect from time to time (the “Parent Severance Plan”), and that under such plan such Pandion employees will be entitled to a minimum severance of 26 weeks of salary upon a qualifying termination of employment (as determined under the terms of the Parent Severance Plan) during the one-year period immediately following the Closing.

Viney and Sundy Retention Agreements

Concurrently with the entry into the Merger Agreement, Jo Viney, Ph.D., President and Chief Scientific Officer of Pandion, and John Sundy, M.D., Ph.D., Chief Medical Officer, each entered into a letter agreement with Pandion (together the “Retention Agreements”). The Retention Agreements supersede each executive’s prior employment arrangements with Pandion effective as of and subject to the consummation of the transaction.

Dr. Viney’s Retention Agreement provides for (i) base salary of $450,000 per year, (ii) annual target bonus of 40% of base salary and (iii) a retention bonus equal to 100% of the base salary, subject to Dr. Viney’s continued employment with Pandion for a period of six months following the consummation of the Merger. Dr. Sundy’s Retention Agreement provides for (i) base salary of $434,600 per year, (ii) annual target bonus of 40% of the base salary and (iii) a cash retention bonus equal of $534,600, subject to Dr. Sundy’s continued employment with Pandion for a period of one year following the consummation of the Merger.

Under the Retention Agreements, Dr. Viney and Dr. Sundy are each eligible to participate in the Parent Severance Plan. Dr. Viney’s Retention Agreement provides for separation pay in an amount equal to six months of her annual base salary and 26 weeks benefit continuation in the event of a qualifying termination (as determined by the terms of the Parent Severance Plan) within one year of the closing of the Transactions. Dr. Sundy’s Retention Agreement provides for separation pay in an amount equal to 12 months of his annual base salary and 52 weeks benefit continuation in the event of a qualifying termination within one year of the closing of the Transactions.

Severance

The following table sets forth the estimated severance payable pursuant to the Executive Employment Arrangements and Parent Severance Plan described above (as applicable), assuming the applicable executive is terminated without cause immediately following the Closing:

Name	Estimated Severance ($)	Estimated Value of Benefit Continuation ($)
Anthony Mullin	134,819	15,000
Edward Freedman, J.D.	93,000	15,000
Eric Larson	137,500	15,000
Joanne (Jo) Viney Ph.D. (1)	225,000	15,000
John Sundy, M.D., Ph.D. (1)	574,000	30,000
Kevin Otipoby, Ph.D.	137,138	15,000
Nathan Higginson-Scott, Ph.D.	137,138	15,000
Rahul Kakkar, M.D.	1,100,000	48,000
Vikas Goyal	385,000	22,500

(1)	Estimated severance for Dr. Viney and Dr. Sundy does not include their retention bonuses, which would also be paid on a qualifying termination.

Cash Incentive Pool

In connection with entry into the Merger Agreement, Pandion may establish a cash incentive pool of $10 million (the “Cash Incentive Pool”), which shall be allocated by the Pandion Board in its discretion. Awards may provide for payment upon the Closing. As of the date of this Schedule 14D-9, no awards have been granted under the Cash Incentive Pool, but it is anticipated that Pandion’s executive officers may receive incentives under the Cash Incentive Pool.

Parent Post-Effective Time Covenants

Pursuant to the Merger Agreement, Parent has agreed that for a period of one year following the Closing (the “Continuation Period”), each employee of Pandion who continues to be employed with Parent (including the Surviving Corporation) during the Continuation Period (each, a “Continuing Employee”) will be provided with (i) the base salary or hourly wages and annual bonus targets that are, in the aggregate, substantially comparable to those provided to the Continuing Employee immediately prior to the Closing, and (ii) employee benefits (excluding any equity, equity-based, change in control or severance benefits or any defined benefit retirement benefits) that are substantially comparable in the aggregate to either (in the discretion of Parent) (1) the employee benefits provided to the Continuing Employee immediately prior to the Closing or (2) employee benefits provided to similarly-situated employees of Parent and its affiliates.

Future Arrangements

It is possible that Continuing Employees, including the executive officers, will enter into new compensation arrangements with Parent or its affiliates. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Parent or retention awards. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and Parent and/or its affiliates have been established. Any such arrangements with Pandion’s executive officers are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is consummated, if at all.

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law.

Pandion’s restated certificate of incorporation includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Accordingly, Pandion’s directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors if such director acted in good faith and in a manner in which he or she reasonably believed to be in, or not opposed to, the best interests of Pandion.

In addition, Pandion’s restated certificate of incorporation states that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of Pandion’s directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended from time to time.

Pandion’s restated certificate of incorporation also provides that Pandion will indemnify its directors and officers to the fullest extent permitted by Delaware law.

The Merger Agreement provides for indemnification (including advancement of expenses) in favor of Pandion’s current and former directors and officers with respect to acts or omissions taken or not taken at the request of Pandion occurring on or prior to the Effective Time. Specifically, Parent has agreed that all rights and obligations to indemnification (including advancement of expenses) existing as of the date of the Merger Agreement and as provided in Pandion’s governing documents as of such date in favor of each person who is as of the date of the Merger Agreement, or who has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time an officer or director of Pandion or any of its subsidiaries (each, an “Indemnified Party”) with respect to all matters occurring prior to or at the Effective Time will be fulfilled and honored for a period of six years from the Effective Time.

In addition, during the period commencing at the Effective Time and for a period of six years from the Effective Time, Parent has agreed that it will cause the Surviving Corporation to (and the Surviving Corporation has agreed that it will), to the fullest extent permitted under law, indemnify, defend and hold harmless each Indemnified Party against any and all losses, claims, damages, liabilities, costs, fees, expenses (including fees and expenses of legal counsel, which shall be advanced as they are incurred), judgments, fines, penalties or liabilities (including amounts paid in settlement or compromise) in connection with or arising in whole or in part out of actions, omissions, suits or other proceedings (whether civil or criminal, and including any proceeding before any administrative or legislative body) in which the Indemnified Party may be involved or with which her or she may be threatened (regardless of whether as a named party or as a participant other than as a named party, including as a witness) (an “Indemnified Proceeding”) by reason of the Indemnified Party’s being or having been a director or officer of Pandion at, or at any time prior to, the Effective Time or in connection with any action taken or not taken by the Indemnified Party at the request of Pandion at, or at any time prior to, the Effective Time (including any Indemnified Proceeding relating in whole or in part to the Transactions or relating to the enforcement of the foregoing or any other indemnification or advancement right of any Indemnified Party).

Parent and the Surviving Corporation have agreed to maintain in effect from the Effective Time until the sixth anniversary of the date of the Closing the officers’ and directors’ liability insurance in respect of acts or omissions occurring on or prior to the Effective Time covering the persons covered by Pandion’s officers’ and directors’ liability insurance policies as of the date of the Merger Agreement on terms with respect to coverage and amount no less favorable than those policies in effect on the date of the Merger Agreement; however, the Surviving Corporation will not be obligated to pay an amount per year in excess of 300% of the annual premium paid by Pandion in its last full fiscal year prior to the Merger Agreement (the “Maximum Amount”), and if such premiums for such insurance would at any time exceed the Maximum Amount, the Surviving Corporation will cause to be maintained policies of insurance that, in the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to the Maximum Amount. In lieu of the foregoing, Pandion at its election may obtain “tail” or “runoff” policies, which policies provide persons covered by Pandion’s officers’ and directors’ liability insurance policies as of the date of the Merger Agreement with coverage for an aggregate period of six years with respect to claims arising from acts or omissions that occurred on or before the Effective Time including in respect of the Transactions, provided that the amount paid for such prepaid policies does not exceed the Maximum Amount. If Pandion obtains a prepaid policy prior to the Effective Time as described in the preceding sentence, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

The rights to indemnification (including advancement of expenses) above are (i) intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her representatives, and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under any certificate of incorporation or bylaws, by contract or otherwise. The foregoing obligations of Parent and the Surviving Corporation will survive the consummation of the Offer and the Merger and will not be terminated or modified in a manner as to adversely affect any Indemnified Party without the consent of such Indemnified Party.

Section 16 Matters

Pursuant to the Merger Agreement, prior to the Effective Time, Pandion and the Pandion Board will take all such steps as may be required to cause any dispositions of equity securities of Pandion (including derivative securities) in connection with the Merger Agreement by each director or officer of Pandion who is subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to Pandion’s equity securities, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters

The Merger Agreement provides that prior to the closing of the Offer, Pandion will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d) under the Exchange Act, (a) each equity incentive plan of Pandion, other than the ESPP; (b) the treatment of stock options of Pandion in accordance with the terms set forth in the Merger Agreement, the applicable equity incentive plan and any applicable employee benefit plans of Pandion; and (c) each other employee benefit plan that provides compensation or benefits in connection with the transactions contemplated by the Merger Agreement, in each case, for purposes of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Recommendation of the Pandion Board

At a meeting held on February 24, 2021, the Pandion Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interest of, Pandion and its stockholders; (ii) declared that it is advisable for Pandion to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by Pandion of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) agreed that the Merger will be effected under Section 251(h) of the DGCL; (v) recommended that Pandion’s stockholders accept the Offer and tender their Shares pursuant to the Offer; and (vi) declared that the Chief Executive Officer, the President and Chief Scientific Officer, and the Chief Operating Officer of Pandion are each authorized to execute and deliver the Merger Agreement in the form presented to the Pandion Board.

Accordingly, and for other reasons described in more detail below, the Pandion Board unanimously recommends that Pandion’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

A joint press release, dated February 25, 2021, issued by Pandion and Parent announcing the Offer, is included as Exhibit (a)(1)(E) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

Pandion regularly meets and engages in discussions with other biotechnology and pharmaceutical companies in the ordinary course of business regarding a variety of potential partnerships, licensing arrangements, joint ventures, collaborations and other transactions with respect to Pandion’s product candidates.

During these interactions between 2018 and 2020, Pandion entered into confidentiality agreements with 24 parties that expressed interest in potential partnership or other strategic transactions, including Parent and Parties A through E mentioned below. None of these confidentiality agreements contained standstill provisions. Over the course of 2018 and 2020, Pandion provided non-public due diligence information to all or substantially all of these parties. Only two of the companies receiving non-public due diligence information, Parent and another global biopharmaceutical company, Party A, requested and received access during this period to Pandion’s virtual data room containing regulatory submissions and related supporting study information. Pandion entered into the Confidentiality Agreement with Parent on April 9, 2018 (as subsequently amended by Amendment No. 1, dated December 16, 2019, Amendment No. 2, dated December 18, 2020 and a letter agreement, dated February 13, 2021).

Starting around January 2020, Pandion’s interactions with each of Parent and Party A referenced the possibility of a potential collaboration transaction.

On January 31, 2020, Parent sent Vikas Goyal, Pandion’s Senior Vice President of Business Development, a non-binding term sheet for the acquisition of Pandion’s IL-2 agonists program, including PT-101, for an upfront cash payment of $65 million and up to $425 million in potential future milestone payments (“Parent’s January 2020 Proposal”).

On the same day, Mr. Goyal informed representatives from Party A that Pandion had received a term sheet from another pharmaceutical company earlier that day.

During February 2020, representatives of Pandion informed Parent that Parent’s January 2020 Proposal did not adequately reflect the value or potential of its program.

On February 14, 2020, Mr. Goyal had a call with representatives from Party A who indicated that Party A would not be able to move forward with a partnership transaction with Pandion at that time, however, Party A continued to be interested in Pandion’s products and wanted to continue to have ongoing discussions with Pandion in the coming months.

During the months leading up to Pandion’s initial public offering, representatives of Pandion engaged with representatives of Parent on several occasions to discuss PT-101’s clinical trial status and other program updates. In these conversations, Parent was informed of Pandion’s plans for an initial public offering, and representatives of Parent expressed potential interest in either an acquisition or a partnership transaction. However, no proposals were made by Parent to Pandion during this period.

On June 11, 2020, Mr. Goyal had a call with a representative from Party A to discuss Party A’s interest in Pandion, updates to Pandion’s clinical programs as well as Pandion’s plans for an initial public offering. The representative from Party A indicated that Party A was still not in a position to restart partnership discussions at that time, but hoped to reconnect with Pandion in August or September for further updates on Pandion’s programs.

On July 16, 2020, Pandion priced an initial public offering of its common stock at $18 per share.

During August and September 2020, representatives of Pandion engaged with representatives of Parent on numerous occasions to discuss updates to PT-101 and Pandion’s other programs and to facilitate due diligence. During these discussions, representatives of Parent reiterated Parent’s strong interest in PT-101 and desire to explore a partnership in the near term and view clinical data for PT-101 when available.

On September 18, 2020, representatives from Pandion had a videoconference with representatives from Party A to discuss Pandion’s programs and discuss business development between the parties, particularly potential partnership transactions.

On September 29, 2020, Drs. Rahul Kakkar, Chief Executive Officer of Pandion, and Jo Viney, President and Chief Scientific Officer of Pandion, Mr. Goyal and Alan Crane, Chairman of the Pandion Board, met with Dr. Roger Perlmutter, Executive Vice President of Parent and President of Merck Research Laboratories, and other representatives of Parent. The parties discussed possible ways to work together on advancing Pandion’s products. Representatives of Parent indicated that the next step would likely be for Parent to provide some potential options for how the parties could work together. Parent’s representatives also reiterated the desire to see Pandion’s Phase 1 data for PT-101.

On October 2, 2020, Parent announced the retirement of Dr. Perlmutter and the appointment of Dr. Dean Li as President of Merck Research Laboratories. On the same day, Mr. Goyal spoke with a representative of Parent to discuss the announcement and its effect on the discussions between Parent and Pandion. During this conversation, the representative of Parent indicated that Parent intended to propose a few different possible transaction structures to Pandion within the coming week.

On October 12, 2020, Mr. Goyal spoke with a representative of Parent, who indicated that Parent was planning to submit a proposal for Pandion’s consideration within the next 24 hours and would expect Pandion’s feedback by October 16.

Later that day, Parent submitted to Pandion a non-binding proposal for a 50-50 partnership arrangement between Parent and Pandion in Pandion’s IL-2 agonists program, for an upfront cash payment of $100 million and the purchase of newly-issued common stock of Pandion to give Parent a 19.9% equity stake in Pandion at the closing of such transaction at an unspecified price (“Parent’s October 2020 Proposal”).

On October 16, 2020, Dr. Kakkar spoke with a representative of Parent, indicating that Parent’s October 2020 Proposal was viewed as not reflecting Pandion’s value. The representative of Parent communicated that Parent would need to review Pandion’s Phase 1 data for PT-101 in order to consider a revised proposal.

On October 26, 2020, Pandion received a non-binding offer from a global pharmaceutical company, Party B, for a collaboration arrangement between the parties on Pandion’s skin-tethered assets that were in early discovery stage. The non-binding offer from Party B provided a $7 million upfront payment for an exclusive license to compounds in the skin-tether program, up to $276 million in milestone payments and additional royalties payable as a percentage of net sales.

On October 28, 2020, Party A sent Mr. Goyal a list of follow-up diligence questions with respect to PT-101 and Pandion’s other pipeline products.

On November 10, 2020, representatives of Pandion met with representatives of Party A via videoconference to discuss Party A’s diligence questions and timelines for Pandion’s products.

Also in November 2020, Mr. Goyal responded to Party B that Pandion would be interested in pursuing a collaboration for the relevant Pandion assets but not for less than a $50 million upfront payment, and as a result Party B ceased further discussions.

On November 30 and December 1, 2020, representatives of Pandion met with representatives of Parent via videoconference to discuss updates regarding PT-101 and to discuss Pandion’s pre-clinical pipeline.

In December 2020, representatives of Pandion met separately with representatives of Parent, representatives of Party A and representatives of another large international pharmaceutical company (Party C) to present topline data from PT-101’s Phase 1a trial. Representatives of two other large international pharmaceutical companies (Parties D and E) received this presentation by Pandion in the first two weeks of January 2021.

After the presentation in December 2020, a representative of Parent called Mr. Goyal to indicate that Parent was still very interested in Pandion and PT-101.

On January 4, 2021, Pandion publicly announced positive topline data from its Phase 1a single-dose, healthy volunteer clinical trial for PT-101.

On that same day, a representative of Centerview Partners LLC (“Centerview”) contacted Dr. Kakkar to discuss industry perspectives and views on various potential parties that might be interested in a transaction with Pandion in light of the strength of the recently announced data. Members of the Pandion Board were informed by Dr. Kakkar of his discussions with Centerview during routine director updates over subsequent weeks.

On January 11, 2021, a representative of Party A indicated to a representative of Pandion that Party A expected to potentially submit a proposal with respect to a partnership transaction, although the submission of such a proposal remained subject to further internal review and approval by Party A. Party A also indicated a desire to continue due diligence, which Pandion facilitated.

During January and February 2021, Parent continued to conduct due diligence on Pandion. None of Party C, Party D or Party E sought additional information beyond the Phase 1a topline data presentation provided by Pandion. Although on January 20, 2021, Party C indicated possible interest in submitting a proposal for a partnership transaction, Party C subsequently did not engage further with Pandion after follow-up by Pandion representatives prior to the exclusivity period with Parent. Party C was viewed by Pandion as unlikely to engage in a transaction given other strategic priorities and as unlikely to move quickly if informed of a bid from another interested party. Prior to the exclusivity period with Parent, Party D expressed interest in potentially co-funding certain studies for PT-101 (but indicated that it was not interested in further development work around ulcerative colitis, which was viewed by Pandion as an important value contributor to the program). Party E was viewed by Pandion as not having a strong interest in the Phase 1a topline data presentation based on historical interactions and Party E’s lack of follow-up. Other than the interactions with Parent and Party B, and Pandion’s publicly disclosed collaboration with Astellas Pharma, Inc., none of the parties with whom Pandion entered into a confidentiality agreement (including Party A, Party C, Party D and Party E) made any proposal for an acquisition of Pandion, partnership or other strategic transaction.

On February 7, 2021, Parent submitted a non-binding proposal to acquire all of the fully-diluted common stock of Pandion for $40.00 per share in cash (the “February 7 Proposal”). In the February 7 Proposal, Parent indicated that it had substantially completed scientific and regulatory due diligence with respect to assessing PT-101 and the proposal was subject to the completion of corporate due diligence, which Parent was prepared to do expeditiously while the parties contemporaneously negotiated a definitive acquisition agreement. Parent also expressed its desire to execute a definitive acquisition agreement on February 16, 2021.

On February 8, 2021, the Pandion Board held a meeting by teleconference, which included senior management and representatives from Centerview, Skadden, Arps, Slate, Meagher & Flom LLP, transactional counsel to Pandion (“Skadden”), and Wilmer Cutler Pickering Hale and Dorr LLP, corporate counsel to Pandion (“WilmerHale”). Representatives of Skadden discussed with the Pandion Board its fiduciary obligations. Representatives of Centerview provided an overview of the February 7 Proposal, including a comparison of the proposal to certain of Pandion’s trading metrics and discussed with the Pandion Board the preliminary valuation presentation provided by Centerview and the projections prepared by Pandion management for the Pandion Board during January and February 2021. See “ — Certain Financial Projections” below for a discussion of the management projections utilized by Centerview. Representatives from Centerview then discussed with the Pandion Board possible negotiation strategies in responding to the February 7 Proposal in order to obtain the highest possible offer from Parent in the event the Pandion Board desired to further explore a sale of the company, taking into consideration Parent’s request to move quickly in order to enter into a definitive agreement and announce as early as February 16, 2021. The Pandion Board also discussed with representatives of Centerview and management their perspectives on other potentially interested parties, considering the history of interactions with such parties, the fact that Pandion’s data from its Phase 1a single-dose, healthy volunteer clinical trial of PT-101 had been publicly announced, and the risk that contacting additional parties could result in leaks that would be disruptive to Pandion’s business and would likely cause Parent to disengage.

After discussion, the Pandion Board instructed Centerview to respond to Parent that the February 7 Proposal was insufficient and Parent needed to significantly increase its offer, in particular if Pandion were to proceed on the timeframe requested by Parent. The Pandion Board also instructed Centerview to concurrently communicate to Party A that Pandion had received an acquisition proposal from a large international pharmaceutical company looking to pursue a transaction that would announce as early as February 16, 2021. The Pandion Board also directed management to continue to work with representatives of Centerview to enable Centerview to complete financial analyses of the February 7 Proposal and Pandion on a standalone basis. Representatives of Centerview conveyed the respective messages as directed by the Pandion Board to a representative of Parent, and to a member of senior management of Party A, while the Pandion Board meeting was ongoing.

Also at the meeting on February 8, 2021, the Pandion Board, with the representatives of Centerview absent from the meeting, discussed the considerations associated with engaging a financial advisor, like Centerview, that had existing relationships with Parent and Party A, including that a senior member of the Centerview deal team for Pandion is part of the team engaged by Parent on matters unrelated to Pandion. Following this discussion, the Pandion Board approved the entry into an engagement letter with Centerview to serve as financial advisor to Pandion. Later in the day, Pandion and Centerview entered into the engagement letter.

Also at the meeting on February 8, 2021, the Pandion Board conducted an executive session and approved the 2020 annual target bonuses and compensation.

On the morning of February 9, 2021, through a telephone conversation, a representative of Parent delivered to representatives of Centerview a revised offer to acquire all of the fully-diluted common stock of Pandion for a price of $50.00 per share in cash (the “February 9 Proposal”), which was conditioned on immediate entry into an exclusivity agreement between Parent and Pandion.

At 11:00 a.m. Eastern time on February 9, 2021, the Pandion Board held a meeting by teleconference, which included senior management and representatives from Centerview, Skadden and WilmerHale. The Pandion Board discussed the February 9 Proposal, including the possibility of obtaining a higher offer from Parent and the risk that Parent would refuse to proceed without immediate exclusivity. Representatives of Centerview then updated the Pandion Board on its discussion with Party A, and explained that Party A was discussing internally whether it would be submitting an acquisition proposal and would revert promptly.

The Pandion Board then discussed with representatives of Centerview and Skadden the potential exclusivity agreement required by Parent and the ability of Party A to make an unsolicited bid during the exclusivity period if Party A wished to submit an acquisition proposal. Representatives from Skadden discussed the anticipated fiduciary out provisions of a merger agreement and the circumstances under which the Pandion Board may consider or accept a competing acquisition proposal even after entering into a definitive agreement with Parent.

Following further discussion, the Pandion Board directed representatives of Centerview to convey to Parent a counterproposal of $60.00 per share in cash (the “February 9 Counterproposal”) and that Pandion would be willing to enter into a short-term exclusivity agreement only on the basis of such counterproposal, which representatives of Centerview communicated to a representative of Parent following the meeting.

At 8:00 p.m. Eastern time on February 9, 2021, the Pandion Board held a meeting by teleconference, which included senior management and representatives of Centerview, Skadden and WilmerHale. Prior to representatives of Centerview joining the meeting, representatives of Skadden discussed with the Pandion Board its fiduciary obligations. Representatives of Skadden also discussed with the Pandion Board information provided by Centerview with respect to its previous and ongoing work for or on behalf of Parent and Party A, including the fact (as the Pandion Board was already aware) that a senior member of the Centerview deal team for Pandion is part of the team engaged by Parent on matters unrelated to Pandion, which information provided by Centerview is summarized in “ —Opinion of Pandion’s Financial Advisor”. The Pandion Board considered the relationship disclosures provided by Centerview and its experience in dealing with Parent and Party A, and the Pandion Board determined that such relationships did not interfere with Centerview’s ability to provide financial advisory services to Pandion in connection with its consideration of the acquisition proposal by Parent or other strategic alternatives.

Representatives of Centerview then joined the meeting and updated the Pandion Board that the February 9 Counterproposal was acceptable to Parent, contingent on the entry into an exclusivity agreement between Parent and Pandion. Representatives of Centerview also updated that Parent’s legal counsel were expected to send the initial draft of a definitive acquisition agreement in the near future, and that Parent continued to target public announcement of a transaction on February 16, 2021. Representatives of Skadden then discussed with the Pandion Board the terms and duration of the proposed exclusivity agreement received from Parent, providing for an initial exclusivity period ending on February 19, 2021 followed by an automatic 10-day extension if, at the end of the initial exclusivity period, Parent was working in good faith toward finalizing the proposed transaction.

Representatives of Centerview also updated the Pandion Board that Party A had not provided a further update on whether it would in fact submit an acquisition proposal or its timing for making such a decision.

Following discussion, the Pandion Board authorized Pandion’s entry into the exclusivity agreement with Parent, instructing management to discontinue Party A’s access to the virtual data room containing regulatory submissions and related supporting study information, and directed management of Pandion, with the assistance of Skadden and Centerview, to facilitate Parent’s confirmatory due diligence and negotiate the terms of the definitive acquisition agreement with Parent on the basis of the proposed price of $60.00 per share in cash.

Later that evening, Covington & Burling LLP, Parent’s legal advisor (“Covington”), provided Skadden with an initial draft of the Merger Agreement prepared by Covington, which contemplated tender and support agreements from all directors and officers of Pandion and their respective affiliates and retention agreements with unidentified key employees. Parent later identified these employees as Drs. Jo Viney and John Sundy, Chief Medical Officer of Pandion.

On February 9, 2021, Pandion provided Parent and its legal and financial advisors access to additional diligence materials through a virtual data room to enable Parent and its representatives to perform their confirmatory due diligence investigation of Pandion. In addition to a review of the virtual data room, Parent and its advisors subsequently participated in calls with senior management and representatives of Pandion as part of Parent’s due diligence investigation. During the confirmatory due diligence process, Parent indicated that completion of site audits of two of Pandion’s contract manufacturing vendors would be important to Parent’s ability to proceed with a transaction, and the parties worked to enter into confidentiality agreements with such vendors and schedule these audits with third parties as promptly as possible.

On February 10, 2021, the Pandion Board held a meeting by teleconference, which included senior management and representatives of Centerview, Skadden and WilmerHale. The Pandion Board discussed potential compensation changes and programs proposed by Pandion management for the purpose of aligning the interests of management and the rest of Pandion’s employees with the interests of stockholders in the completion of the proposed transaction with Parent. At the Pandion Board’s direction, Pandion management conveyed such proposals to Parent as authorized by the Pandion Board. During the period from February 10 through February 15, 2021, Parent’s and Pandion’s respective representatives and legal counsel engaged in discussions as to the proposals authorized by the Pandion Board, ultimately resulting in the incentives described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Parent and Purchaser and Their Affiliates” for the implementation of the severance benefits for Pandion employees who are not otherwise entitled to contractual severance protection and the Cash Incentive Pool.

On February 13, 2021, Parent and Pandion amended the Confidentiality Agreement, expanding the information disclosed under the Confidentiality Agreement to include a possible business combination and imposing mutual confidentiality obligations on Pandion with respect to information disclosed by Parent under the Confidentiality Agreement.

Between February 9 and February 15, 2021, Skadden and Covington conducted a number of conference calls and exchanged drafts of the Merger Agreement, the form of Tender and Support Agreement, the confidential disclosure schedule and other transaction documents. Among other items, the parties negotiated the scope of the conditions to closing (including the definition of a material adverse effect) and termination provisions, the amount of Pandion’s termination fee in the event Pandion terminated the Merger Agreement to accept a Superior Proposal (as defined in the Merger Agreement) and other circumstances in which such fee would be payable, the ability of the Pandion Board to engage with third parties interested in pursuing an acquisition proposal under various circumstances, the percentage of the outstanding shares of common stock that would be subject to Tender and Support Agreements to be sought from Pandion shareholders, the conditions to Parent’s obligations to complete the transaction, the obligations of Parent to extend the tender offer in order to permit the satisfaction of offer conditions, and the provisions relevant to obtaining regulatory approvals for the transaction. On

February 15, 2021, the parties resolved all outstanding material issues under the proposed merger agreement and other transaction documents. However, representatives of Parent also informed representatives of Pandion and Centerview that same day that Parent was not prepared to proceed with the transaction until after completion of site audits with two of Pandion’s contract manufacturing vendors, which were anticipated to be completed on or about February 24, 2021.

Later on February 15, 2021, the Pandion Board held a meeting by teleconference, which included senior management and representatives of Centerview, Skadden and WilmerHale. Representatives of Pandion management updated the Pandion Board regarding the anticipated site audits by Parent of two of Pandion’s contract manufacturing vendors and the fact that Parent would not be able to complete its confirmatory due diligence and was unwilling to enter into a definitive agreement until such audits were completed to its satisfaction, which was expected to occur on or about February 24, 2021. In response to questions from the Pandion Board, representatives of Centerview confirmed that Centerview had not received any inquiries from or had any interactions with Party A since February 9, 2021, when Centerview had informed Party A that Pandion had entered into an exclusivity agreement with the party that had submitted an acquisition proposal. Representatives of Skadden updated the Pandion Board on the resolution of material terms of the proposed merger agreement and other transaction documents.

On February 24, 2021, Parent completed its site audits of the two contract manufacturing vendors of Pandion.

Later that evening, the Pandion Board held a meeting by teleconference, which included senior management and representatives of Centerview, Skadden and WilmerHale. Representatives of Centerview reviewed with the Pandion Board Centerview’s financial analyses of the Offer Price and the Merger Consideration, and rendered to the Pandion Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated February 24, 2021 that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Offer Price and the Merger Consideration proposed to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement were fair, from a financial point of view, to such holders. See “— Certain Financial Projections” below for a discussion of the management projections utilized by Centerview; see “— Opinion of Pandion’s Financial Advisor” below for a discussion of Centerview’s opinion. The opinion delivered by Centerview is attached to this Schedule 14D-9 as Annex I.

Representatives of Skadden discussed with the Pandion Board the material terms of the Merger Agreement, the form of Tender and Support Agreement, the retention agreements with Drs. Jo Viney and John Sundy, and the compensation arrangements as agreed between Parent and Pandion, including the severance benefits for Pandion employees who are not otherwise entitled to contractual severance protection and the Cash Incentive Pool.

After further discussion, the Pandion Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interest of, Pandion and its stockholders; (ii) declared that it is advisable for Pandion to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by Pandion of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) agreed that the Merger will be effected under Section 251(h) of the DGCL; (v) resolved to recommend that Pandion’s stockholders accept the Offer and tender their Shares pursuant to the Offer; and (v) declared that the Chief Executive Officer, the President and Chief Scientific Officer, and the Chief Operating Officer of the Corporation are each authorized to execute and deliver the Merger Agreement in the form presented to the Pandion Board.

Following the Pandion Board meeting, at approximately 10:45 p.m. Eastern time on February 24, 2021, Parent, Purchaser and Pandion executed and delivered the Merger Agreement.

On February 25, 2021 and prior to the start of trading on Nasdaq, Pandion and Parent issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of the Offer, and Pandion filed a Current Report on Form 8-K.

On March 4, 2021, Purchaser commenced the Offer and Pandion filed this Schedule 14D-9.

Reasons for the Recommendation

The Pandion Board, at a meeting held on February 24, 2021, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interest of, Pandion and its stockholders; (ii) declared that it is advisable for Pandion to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by Pandion of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) agreed that the Merger will be effected under Section 251(h) of the DGCL; (v) resolved to recommend that Pandion’s stockholders accept the Offer and tender their Shares pursuant to the Offer; and (vi) declared that the Chief Executive Officer, the President and Chief Scientific Officer, and the Chief Operating Officer of the Corporation are each authorized to execute and deliver the Merger Agreement in the form presented to the Pandion Board. The Pandion Board consulted with the members of Pandion’s senior management and representatives of Centerview and Skadden at various times, and considered a number of reasons, including the following nonexhaustive list of material reasons (not in any relative order of importance) that the Pandion Board believes support its unanimous determination and recommendation:

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Business, Financial Condition and Prospects. The Pandion Board considered the current and historical financial condition, results of operations, business, competitive position, properties, assets and prospects, as well as the long-range plan of Pandion and the execution risks associated with the development, regulatory approval and commercialization of Pandion’s product portfolio. The Pandion Board weighed the certainty of realizing a payment of $60.00 per Share in cash in the Offer and the Merger compared to the uncertainty that trading values would approach an amount comparable to the Offer Price in the foreseeable future and the risk and uncertainty associated with Pandion and its business (including the risk factors set forth in Pandion’s Registration Statement on Form S-1, filed with the SEC on June 26, 2020, as amended, and subsequent reports filed under the Exchange Act). These risks included the risks related to potential difficulties in obtaining U.S. and non-U.S. regulatory approvals for Pandion’s product candidates, the risks related to effectively commercializing Pandion’s product candidates in the U.S. and elsewhere in the world and the risks related to seeking additional funding in order to finance development and commercialization costs for Pandion’s product candidates.

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Implied Premium. The Pandion Board considered the fact that the Offer Price and Merger Consideration represent an approximately 134% premium over Pandion’s closing share price on February 24, 2021, the last trading day before the Pandion Board’s approval of the Transactions (which was also the 52-week high), an approximately 178% premium over Pandion’s 30-day volume weighted average price , and an approximately 226% premium over Pandion’s closing share price on February 9, 2021, the last full trading day prior to Parent’s final offer of $60.00 per share.

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Cash Consideration; Certainty of Value. The Pandion Board considered the fact that the Offer Price and Merger Consideration payable to Pandion’s stockholders in the Offer and the Merger will consist entirely of cash, which provides Pandion stockholders with immediate liquidity and certainty of value. The Pandion Board believed this certainty of value was compelling, especially when viewed against the risks and uncertainties associated with Pandion’s stand-alone strategy.

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Product Development and Regulatory Risks. The Pandion Board considered the risks inherent in the development of products for autoimmune and other diseases; the risks related to designing, conducting and compiling data from clinical trials; the risks related to seeking approval for marketing from the FDA and other regulatory authorities; and other factors affecting the revenues and profitability of biotechnology products generally.

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Product Launch and Commercialization Risks. The Pandion Board considered the significant risks and considerable costs associated with a successful launch and commercialization by Pandion of its product candidates due, in part, to Pandion’s lack of any global sales or marketing infrastructure or capabilities.

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Negotiation Process. The Pandion Board considered the fact that the terms of the Offer and the Merger were the result of robust, arm’s-length negotiations conducted by Pandion with the knowledge and at the direction of the Pandion Board and with the assistance of independent financial and legal advisors. The Pandion Board also considered the enhancements that Pandion and its advisors were able to obtain as a result of negotiations with Parent, including the increase in Parent’s proposed acquisition price from the time of its initial expression of interest to the end of the negotiations and the inclusion of provisions in the Merger Agreement that increase the likelihood of completing the Offer and consummating the Merger.

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Existing Resources. The Pandion Board considered the fact that Pandion will require substantial additional capital in order to complete the remaining pre-clinical and clinical development and commercialization for its product candidates and initiate additional studies for its product candidates, as well as fund its other ongoing operations. The Pandion Board also took into consideration that, while Pandion may seek additional funding through future debt and equity financing or additional collaborations or strategic partnerships, any such fundraising could be highly dilutive to Pandion’s existing stockholders, might be available only on unfavorable terms, or might not be available at all.

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Potentially Interested Counterparties. The Pandion Board considered the activities conducted by Pandion to identify and contact potential counterparties for partnership or other strategic transactions with respect to its product candidates prior to entry into the Exclusivity Agreement. In particular, the Pandion Board considered the likelihood that any such parties, including Party A, which the Pandion Board viewed as the most likely to pursue a transaction with Pandion, would engage in a transaction with Pandion on the same or a similar timeframe as Parent and with a value and contractual terms and conditions superior to those contained in the Merger Agreement. The Pandion Board considered that (i) Pandion had publicly announced the data from its Phase 1a single-dose, healthy volunteer clinical trial of PT-101 on January 4, 2021; (ii) Pandion had, between 2018 and 2020, entered into confidentiality agreements with 24 parties that expressed an interest in partnership or other strategic transactions, and that at the time of Parent’s February 7 Proposal, only Parent and Party A were actively conducting due diligence of Pandion’s programs for purposes of considering such arrangements; (iii) no third parties other than Parent and Party B had formally submitted proposals for partnership or other strategic transactions with Pandion prior to Parent’s February 7 Proposal; (iv) Party A was not able to commit to a timeline to potentially submit an acquisition proposal and eventually did not submit any such proposal prior to Pandion’s entry into the Exclusivity Agreement; and (v) in the event a potential counterparty were to become interested in pursuing a transaction on terms more favorable to Pandion and its stockholders than those contemplated by the Merger Agreement, such counterparty would be able to pursue such a transaction despite Parent and Pandion having entered into the Merger Agreement due to its customary “fiduciary out” provisions.

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Strategic Alternatives. The Pandion Board considered, after discussions with representatives of Centerview and Pandion’s management, possible alternatives to the Offer and the Merger, including the possibility of Pandion’s remaining a stand-alone company. In particular, the Pandion Board considered, among others, the risks and costs associated with (i) designing and conducting future clinical trials for its product candidates and seeking and obtaining regulatory approvals for such product candidates, and (ii) expanding its commercial infrastructure and launching and marketing its product candidates in the U.S. and other markets.

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Industry and Economy. The Pandion Board considered the current state of the economy and assessed the stage of the pharmaceutical industry cycle, financing markets, uncertainty in drug pricing and uncertainty surrounding forecasted economic conditions both in the near term and the long term, generally and within Pandion’s industry in particular.

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Certain Management Projections. The Pandion Board considered certain forecasts for Pandion prepared by members of its senior management, which reflected an application of various assumptions of Pandion’s management with respect to its product candidates. For further discussion, see “— Certain Financial Projections.”

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Centerview’s Fairness Opinion and Related Analysis. The Pandion Board considered the oral opinion of Centerview rendered to the Pandion Board on February 24, 2021, which was subsequently confirmed by delivery of a written opinion to the Pandion Board dated such date that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price and Merger Consideration proposed to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement were fair, from a financial point of view, to such holders, as more fully described below under the caption “— Opinion of Pandion’s Financial Advisor.”

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Speed and Likelihood of Consummation. The Pandion Board considered that the structure of the transaction (a tender offer followed by a merger effected pursuant to Section 251(h) of the DGCL, which would not require additional approval by Pandion’s stockholders) enables Pandion’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short timeframe. The Pandion Board also considered the likelihood that the Offer would be completed and the Merger would be consummated based on, among other things (not in any relative order of importance):

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the fact that, subject to its circumscribed rights to terminate the Offer, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the completion of the Offer are not satisfied as of such date;

•	the fact that the completion of the Offer is conditioned on meeting the Minimum Condition, which cannot be waived without the prior written consent of Pandion;

•	the fact that there is no financing condition to the completion of the Offer and consummation of the Merger;

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the fact that there are not expected to be significant antitrust or other regulatory impediments to the completion of the Offer or consummation of the Merger, other than review pursuant to the HSR Act, as further described in “Item 8. Additional Information — Regulatory Approvals”;

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the business reputation, capabilities and financial condition of Parent, and the Pandion Board’s perception that Parent is willing to devote the resources necessary to complete the Offer and the Merger in an expeditious manner; and

•	the availability of the remedy of specific performance to Pandion under the Merger Agreement in the event of breaches by Parent or Purchaser.

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Other Terms of the Merger Agreement. The Pandion Board considered other terms of the Merger Agreement, as more fully described in the Offer to Purchase under the caption “— The Merger Agreement; Other Agreements — Merger Agreement”. Certain provisions of the Merger Agreement that the Pandion Board considered important included:

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Ability to Respond to Unsolicited Acquisition Proposals. At any time prior to the time Purchaser accepts for payment Shares tendered and not validly withdrawn pursuant to the Offer and in circumstances not involving a breach by Pandion of its non-solicitation obligations, and if prior to taking such actions the Pandion Board determines in good faith, after consultation with a financial advisor of nationally recognized reputation and outside legal counsel, that an unsolicited bona fide written acquisition proposal from a third party constitutes or could reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement), then Pandion and its representatives may enter into a confidentiality agreement with the third party and furnish information with respect to Pandion, and enter into, maintain and participate in discussions or negotiations with the third party making such acquisition proposal (as more fully described in the Offer to Purchase under the section “The Merger Agreement; Other Agreements — Merger Agreement — No Solicitation”).

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Change of Recommendation in Response to a Superior Proposal; Ability to Accept a Superior Proposal. Prior to the Effective Time, the Pandion Board may effect a Company Adverse Recommendation Change (as defined in the Merger Agreement) or terminate the Merger Agreement to enter into a Specified Agreement (as defined in the Merger Agreement), provided that Pandion has taken certain specified steps as required by the Merger Agreement, including that the Pandion Board determines in good faith after consultation with outside legal counsel, that the failure to make a Company Adverse Recommendation Change or terminate the Merger Agreement to enter into a Specified Agreement would be inconsistent with its fiduciary duties to Pandion’s stockholders under applicable legal requirements; Pandion has given Parent written notice of the Pandion Board’s intention to make a Company Adverse Recommendation Change or terminate the Merger Agreement to enter into a Specified Agreement no earlier than five business days after Parent receives such notice; that Pandion has negotiated in good faith with Parent, to the extent that Parent desires to negotiate, with respect to any proposed revisions to the Merger Agreement or other proposals by Parent so that the Acquisition Proposal would no longer constitute a Superior Proposal; and that Pandion is not in breach in any material respect with its non-solicitation obligations with respect to the Superior Proposal or Acquisition Proposal. Pandion’s ability to terminate the Merger Agreement is subject to Pandion’s payment to Parent of a termination fee of $65,000,000 (as more fully described in the Offer to Purchase under the sections “The Merger Agreement; Other Agreements — Merger Agreement — No Solicitation”; “— The Merger Agreement; Other Agreements — Merger Agreement — Company Adverse Recommendation Change”; “The Merger Agreement; Other Agreements — Merger Agreement — Termination” and “The Merger Agreement; Other Agreements — Merger Agreement — Effect of Termination”). In addition, the Tender and Support Agreements terminate automatically upon the termination of the Merger Agreement.

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Change of Recommendation in Response to an Intervening Event. Prior to the Effective Time, the Pandion Board may effect a Company Adverse Recommendation Change with respect to an “intervening event”, provided that Pandion has taken certain specified steps as required by the Merger Agreement, including that the Pandion Board determines in good faith after consultation with Pandion’s outside legal counsel, that the failure to make a Company Adverse Recommendation Change would be inconsistent with its fiduciary duties to Pandion’s stockholders under applicable legal requirements; Pandion has given Parent written notice describing the intervening event not later than five business days prior to the making of any Company Adverse Recommendation Change; and that Pandion has negotiated in good faith with Parent, to the extent that Parent desires to negotiate, with respect to any proposed revisions to the Merger Agreement or other proposals by Parent that would eliminate the requirement to make a Company Adverse Recommendation Change (as more fully described in the Offer to Purchase under the section “The Merger Agreement; Other Agreements — Merger Agreement — Company Adverse Recommendation Change”). An “intervening event” means any material fact, event, change, development or circumstance occurring or arising after the date of the Merger Agreement, that did not result from or arise out of the announcement or pendency of, or any actions required to be taken by Pandion (or to be refrained from being taken by Pandion) pursuant to, the Merger Agreement and that was neither known to, nor reasonably foreseeable by, the Pandion Board as of the date of the Merger Agreement, affecting the business, assets or operations of Pandion and not relating to any Acquisition Proposal, which material fact, event, change, development or circumstance becomes known to the Pandion Board after the date of the Merger Agreement and prior to the

Acceptance Time (as defined in the Merger Agreement), other than (i) the receipt, existence of or terms of an Acquisition Proposal; (ii) any inquiry, indication of interest, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or the consequences thereof; (iii) changes, in and of itself, in the market price or trading volume of the Shares; (iv) the fact that, in and of itself, Pandion exceeds any internal or published industry analyst projections or forecasts or estimates of revenues or earnings; or (v) developments or changes resulting from the COVID-19 pandemic or any COVID-19 Measures (as defined in the Merger Agreement). Parent is entitled to terminate the Merger Agreement in the event that the Pandion Board changes its recommendation for any reason, in which event Pandion will have an obligation to pay to Parent a termination fee of $65,000,000 (as more fully described in the Offer to Purchase under the sections “The Merger Agreement; Other Agreements — Merger Agreement — Termination” and “The Merger Agreement; Other Agreements — Merger Agreement — Effect of Termination”).

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Extension of the Offer. Purchaser’s obligation to accept and pay for all Shares that have been validly tendered into the Offer and not validly withdrawn is subject to the satisfaction or waiver of a number of conditions; however, Purchaser is required to extend the Offer beyond the initial Expiration Date for: (i) the minimum period required by any applicable law, interpretation of the SEC or its staff or Nasdaq or its staff; (ii) periods of not more than ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated; and (iii) one or more additional periods of not more than 10 business days each, at the request of Pandion, if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived; provided that Purchaser shall not in any event be required to extend the Offer beyond the Outside Date, and provided further that Purchaser shall not be required to extend the Offer beyond the Expiration Date on more than three occasions, not to exceed an aggregate of 30 business days (provided that each such extension will be 10 business days unless Pandion agrees otherwise), if, as of the applicable Expiration Date, all of the Offer Conditions are satisfied or have been waived other than the Minimum Condition and conditions which by their nature are to be satisfied at the expiration of the Offer.

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Outside Date. June 24, 2021, the date under the Merger Agreement on which either Parent or Pandion, subject to certain exceptions, can terminate the Merger Agreement, which is anticipated to allow for sufficient time to consummate the Offer and the Merger and is subject to additional automatic extensions, ending no later than November 24, 2021, if certain antitrust consents and approvals have not been obtained.

•	Cooperation. The Merger Agreement requires Parent to use its reasonable best efforts to consummate the Offer and the Merger.

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Company Material Adverse Effect. The scope of matters that are specifically excluded from consideration in determining whether a “Company Material Adverse Effect” has occurred is sufficient to protect Pandion’s interest in ensuring certainty of the consummation of the Offer and the Merger. In particular, any event generally affecting the biopharmaceutical industry, or the economy or financial or securities markets generally, to the extent such event does not disproportionately affect Pandion relative to other companies in the biopharmaceutical industry, is excluded from the determination of whether a “Company Material Adverse Effect” has occurred.

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Appraisal Rights. Statutory appraisal rights under the DGCL in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer and who otherwise comply with all required procedures under the DGCL. For a description of these appraisal rights, see information under the heading “Item 8. Additional Information — Appraisal Rights.”

The Pandion Board also considered a variety of potentially negative factors in its deliberations concerning the Merger Agreement, the Offer and the Merger, including the following (not in any relative order of importance):

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No Ongoing Equity Interest in Pandion. The Offer and the Merger would preclude Pandion’s stockholders from having the opportunity to directly participate in the future performance of Pandion’s assets and any potential future appreciation of the value of the Shares. However, Parent is a public company and Pandion’s stockholders would have the choice to invest in Parent separately.

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Inability to Solicit Takeover Proposals. The Merger Agreement contains covenants prohibiting Pandion from soliciting other potential acquisition proposals and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied. The Pandion Board also considered the fact that the right afforded to Parent under the Merger Agreement to match an alternative acquisition proposal that the Pandion Board determines in good faith is a Superior Proposal may discourage other parties that might otherwise have an interest in a business combination with, or an acquisition of, Pandion.

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The Termination Fee. Pandion may be required to pay the $65,000,000 termination fee if the Merger Agreement is terminated under certain circumstances, including by Pandion to accept a Superior Proposal. The Pandion Board considered the risk that the amount of the termination fee would deter potential alternative acquisition proposals.

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Effect of Announcement. The potential effect of the public announcement of the transaction on Pandion’s operations, employees and stock price, as well as its ability to attract and retain key personnel while the transaction is pending.

•	Litigation Risk. The risk of litigation in connection with the execution of the Merger Agreement, the completion of the Offer and the consummation of the Merger.

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Interim Operating Covenants. The Merger Agreement imposes restrictions on the conduct of Pandion’s business prior to the consummation of the Merger, requiring Pandion to conduct its business only in the ordinary and usual course and consistent with past practice and refrain from taking specified actions. The Pandion Board considered that such restrictions may delay or prevent Pandion from pursuing business strategies or opportunities that may arise pending consummation of the Merger.

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Risks That the Minimum Condition Might Not Be Satisfied. The possibility that Pandion’s stockholders will tender an insufficient number of Shares to meet the Minimum Condition. However, certain stockholders, including Pandion’s directors and executive officers, solely in their capacities as stockholders, have agreed, pursuant to and subject to the conditions of the Tender and Support Agreement, to tender Shares representing approximately 39.9% of outstanding Shares as of March 1, 2021, into the Offer.

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Risks That the Merger Might Not Be Completed. Although Pandion expects that the Offer will be completed and the Merger will be consummated, there can be no assurance that all conditions to the parties’ obligations will be satisfied. The Pandion Board considered the risks and costs to Pandion if the Offer is not completed or the Merger is not consummated, including the diversion of Pandion’s management and its employees’ attention; potential employee attrition; the potential effect on vendors, partners, licensees and others that do business with Pandion; and the potential effect on the trading price of the Shares.

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Transaction Costs. Significant costs have been and will continue to be incurred in connection with negotiating and entering into the Merger Agreement and completing the Offer and the Merger, and substantial time and effort of Pandion’s management will be required, potentially resulting in disruptions to the operation of Pandion’s business.

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Potential Conflicts of Interest. The Pandion Board considered the potential conflict of interest created by the fact that Pandion’s executive officers and directors have financial interests in the Offer and the Merger that may be different from or in addition to those of other stockholders, as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Interests of Pandion Executive Officers and Directors.”

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Regulatory Approval and Risk of Pending Actions. The risks associated with the need to make antitrust filings, and obtain antitrust consents and approvals in the U.S. (as further described under the heading “Item 8. Additional Information — Regulatory Approvals”), as well as the fact that the obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to a condition that there be no pending or threatened legal proceeding by certain governmental bodies challenging or seeking to prohibit the Offer or the Merger or to impose certain restrictions or limitations relating to their conduct of business or ownership of assets.

•	Tax Treatment. The fact that the gains realized by Pandion’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

The foregoing discussion of the information and reasons considered by the Pandion Board is not intended to be exhaustive, but includes the material reasons considered by the Pandion Board. In view of the variety of reasons considered in connection with its evaluation of the Merger, the Pandion Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. The Pandion Board did not undertake to make any specific determination as to whether any reason, or any particular aspect of any reason, supported or did not support its ultimate determination. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Pandion Board may have been influenced to a greater or lesser degree by different factors. The Pandion Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and the Merger were substantially outweighed by the potential benefits of the Offer and the Merger.

Intent to Tender

To Pandion’s knowledge, after making reasonable inquiry, all of Pandion’s directors and executive officers currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such director or executive officer acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

In addition, Parent and Purchaser have entered into the Tender and Support Agreement with the Tendering Stockholders, which include Pandion’s executive officers and directors, to tender all of their Shares subject to the Tender and Support Agreements. As of March 1, 2021, approximately 39.9% of the outstanding Shares are subject to the Tender and Support Agreements.

Certain Financial Projections

Pandion’s management does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, or results of operations, earnings or other results, due to among other things the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. However, in connection with the evaluation of the proposed transaction with Parent and other strategic alternatives, Pandion’s senior management prepared certain risk - adjusted non-public, unaudited prospective financial information for fiscal years 2021 through 2042 (the “Management Projections”). The Management Projections were provided to the Pandion Board in considering, analyzing and evaluating the Offer and the Merger, as well as potential strategic alternatives for Pandion. In addition, the Management Projections were provided to Centerview, Pandion’s financial advisor, and were relied upon by Centerview in connection with the rendering of Centerview’s fairness opinion to the Pandion Board and in performing the related financial analyses as described in “— Opinion of Pandion’s Financial Advisor” and were the only financial projections with respect to Pandion used by Centerview in performing such financial analyses. The Management Projections were not provided to Parent.

Pandion is summarizing the Management Projections in this Schedule 14D-9 to provide holders of Shares access to certain non-public, unaudited prospective financial information that was prepared for the Pandion Board for purposes of considering and evaluating Parent’s proposal. Pandion makes and has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning any projected financial information.

The Management Projections were based upon certain financial, operating and commercial assumptions developed solely using the information available to Pandion management at the time the Management Projections were created.

Cautionary Note About the Management Projections

The Management Projections, while necessarily presented with numerical specificity, were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond Pandion’s control. The Management Projections reflect numerous estimates and assumptions made by Pandion’s management, based on information available at the time the Management Projections were developed, with respect to industry performance and competition, regulatory conditions, general business, economic, market and financial conditions, and matters specific to Pandion’s product candidates, all of which are difficult to predict and many of which are beyond Pandion’s control. As a result, there can be no assurance that the Management Projections accurately reflect future trends or accurately estimate the future market for Pandion’s product candidates. There can be no assurance of the approvals, or timing of such approvals, of Pandion’s product candidates, and it is possible that other therapeutic options will be preferable. The Management Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Management Projections not being achieved include, but are not limited to, the timing of regulatory approvals and introduction of new products, market acceptance of new products, success of clinical testing, availability of third-party reimbursement, impact of competitive products and pricing, success of any collaboration partners to whom Pandion may outlicense product candidates, the effect of regulatory actions, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislation, and other risk factors described in Pandion’s Registration Statement on Form S-1 filed on June 26, 2020, as amended, subsequent annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, the Management Projections may be affected by Pandion’s ability to achieve strategic goals, objectives and targets over the applicable periods. Further, the Management Projections cover multiple years and, by their nature, become subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the Management Projections will be realized, and actual results may vary materially from those shown.

Modeling and forecasting the future commercialization of clinical and preclinical stage drug candidates is a highly speculative endeavor. In addition to the various limitations described above, there can also be no assurance that Pandion will obtain and maintain any of the regulatory approvals necessary for the commercialization of its product candidates, or that Pandion’s competitors will not commercialize products that are safer, more effective, or more successfully marketed and sold than any product that Pandion may commercialize. Since the Management Projections cover a long period of time, the Management Projections by their nature are unlikely to anticipate each circumstance that will have an effect on the commercial value of Pandion’s product candidates.

In light of the foregoing factors and the uncertainties inherent in the Management Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Management Projections. The Management Projections were not prepared with a view toward public disclosure. The inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as an indication that Pandion or any of its affiliates, advisors or representatives considered or consider the Management Projections to be predictive of actual future events, and the Management Projections should not be relied upon as such or construed as financial guidance. Neither Pandion nor any of its affiliates assumes any responsibility for the accuracy of this information. Neither Pandion nor any of its respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Management Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Management Projections to reflect circumstances existing after the date the Management Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Management Projections are shown to be in error. Pandion does not intend to make publicly available any update or other revision to the Management Projections, except as may otherwise be required by law. Neither Pandion nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation or warranty to any holders of Shares or other person regarding the ultimate performance of Pandion compared to the information contained in the Management Projections, the likelihood that the Management Projections will be achieved, the results of Pandion’s clinical trials, the effectiveness or marketability of Pandion’s product candidates or the overall future performance of Pandion. The Management Projections were prepared based on Pandion’s continued operation as a stand-alone company and do not take into account the Offer, including the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. The Management Projections are subjective in many respects and are thus subject to interpretation. Please refer to “Item 8. Additional Information — Forward-Looking Statements” below.

The Management Projections were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Pandion may not be comparable to similarly titled amounts used by other companies. In addition, the Management Projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The Management Projections are not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but instead because the Management Projections were provided to the Pandion Board and to Centerview to evaluate the transactions contemplated by the Merger Agreement. The Management Projections may differ from publicly available analyst estimates, and the Management Projections do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

PANDION DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE MANAGEMENT PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE MANAGEMENT PROJECTIONS ARE NO LONGER APPROPRIATE.

These financial projections were prepared in January and February 2021 by Pandion management based on assumptions about Pandion’s continued operation as a stand-alone, publicly traded company, with respect to its product candidates and platform, and for royalties and milestones expected from Pandion’s collaboration with Astellas Pharma, Inc. Other than the collaboration with Astellas Pharma, Inc., these financial projections did not include any other assumptions regarding any potential collaborations with any other third parties. The projections reflected a risk-adjusted outlook, based on certain internal assumptions prepared by Pandion management about the probability of technical success and the probability of regulatory approvals, launch timing, epidemiology, pricing, sales ramp, market share, market exclusivity, research and development expenses, sales and marketing expenses, general and administrative expenses, effective tax rate and utilization of net operating losses, and other relevant factors related to Pandion’s long-range operating plan. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all assumptions reflected in the Management Projections.

The Management Projections were relied upon by Centerview as the basis for the rendering of its fairness opinion described in “— Opinion of Pandion’s Financial Advisor” (and were the only financial projections with respect to Pandion used by Centerview in rendering such opinion).

Management Projections (Risk-Adjusted)

(Amounts in Millions)

	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042
Net Revenue	–	–	$8	$4	$5	–	$4	$70	$217	$436	$725	$1,088	$1,498	$1,896	$2,344	$2,710	$3,016	$3,308	$2,416	$2,144	$1,600	$1,388
Gross Profit	–	–	$8	$4	$5	–	$4	$65	$197	$393	$651	$975	$1,340	$1,693	$2,093	$2,414	$2,686	$2,948	$2,164	$1,929	$1,456	$1,269
Total R&D Expenses	($69)	($91)	($120)	($209)	($182)	($159)	($106)	($104)	($124)	($128)	($152)	($149)	($145)	($146)	($151)	($156)	($161)	($166)	($160)	($165)	($168)	($172)
Total S&M Expenses	–	–	–	–	–	–	($30)	($93)	($131)	($153)	($187)	($208)	($218)	($230)	($244)	($260)	($278)	($299)	($206)	($179)	($141)	($130)
Total G&A	($24)	($25)	($26)	($26)	($27)	($28)	($39)	($61)	($74)	($82)	($94)	($101)	($104)	($108)	($111)	($114)	($118)	($121)	($84)	($70)	($56)	($50)
EBIT	($93)	($116)	($138)	($231)	($205)	($187)	($171)	($193)	($132)	$30	$218	$517	$873	$1,209	$1,587	$1,884	$2,129	$2,362	$1,714	$1,514	$1,091	$918

In addition, at the direction of Pandion management, Centerview calculated, based on the Management Projections and other projected financial information provided by Pandion management, unlevered free cash flows for the second through fourth quarters of fiscal year 2021 and fiscal years 2022 through 2042 for use in its final financial analyses relating to the Management Projections. The unlevered free cash flow analyses based on the Management Projections were the only unlevered free cash flow analyses used by Centerview as the basis for the rendering of its fairness opinion described in “— Opinion of Pandion’s Financial Advisor”. The following is a summary of the unlevered free cash flows, which were calculated as earnings before interest expenses and taxes (“EBIT”), less tax expense, less capital expenditures, plus depreciation and amortization, less changes in net working capital, in each case based on the Management Projections or other projected financial information provided by Pandion management. For purposes of calculating the discounted cash flow, Centerview calculated the estimated (i) taxes saved from NOLs of $5 million, $37 million, $87 million, $147 million and $46 million for years 2030-2034, respectively, based on a tax rate of 21%, and (ii) impact of the cost of future equity raises of $211 million, $25 million, $51 million, $68 million, $68 million and $102 million for years 2022-2027, respectively, assuming equity raises of $150 million, $150 million, $300 million, $400 million, $400 million and $600 million in the years 2022-2027, respectively1. The values in the table below do not take into account the effect of NOL usage and the cost of future capital raises.

($ in millions)	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042
EBIT	($93)	($116)	($138)	($231)	($205)	($187)	($171)	($193)	($132)	$30	$218	$517	$873	$1,209	$1,587	$1,884	$2,129	$2,362	$1,714	$1,514	$1,091	$918
Less: Tax Expenses	–	–	–	–	–	–	–	–	–	(6)	(46)	(109)	(183)	(254)	(333)	(396)	(447)	(496)	(360)	(318)	(229)	(193)
Less: Capital Expenditures	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(2)	(4)	(7)	(11)	(15)	(19)	(23)	(27)	(30)	(33)	(24)	(21)	(16)	(14)
Plus: Depreciation and Amortization	1	1	1	1	1	1	1	1	2	4	7	11	15	19	23	27	30	33	24	21	16	14
Less: Change in Net Working Capital	(2)	(4)	2	0	3	3	3	(7)	(14)	(22)	(29)	(36)	(41)	(40)	(45)	(37)	(31)	(29)	89	27	54	21
Unlevered Free Cash Flow	($95)	($120)	($136)	($231)	($202)	($185)	($169)	($200)	($147)	$1	$144	$372	$649	$915	$1,209	$1,452	$1,651	$1,837	$1,443	$1,223	$916	$746

[1]

Estimated economic impact, including implied future dilution, of the cost of 2022 equity raise is based on discount of assumed $25 per share raise price to intrinsic value and 5% spread; 2023 – 2027 equity raises are assumed to be completed at 10% discount to intrinsic value and 5% spread.

Opinion of Pandion’s Financial Advisor

Pandion retained Centerview as financial advisor to the Pandion Board in connection with the Transactions. In connection with this engagement, the Pandion Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than (i) Shares that are outstanding immediately prior to the Effective Time and that are held by any person who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and (ii) Shares held in Pandion’s treasury or by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent or Purchaser (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of Pandion or Parent, “Excluded Shares”)) of the Offer Price and the Merger Consideration proposed to be paid to such holders pursuant to the Merger Agreement. On February 24, 2021, Centerview rendered to the Pandion Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price and the Merger Consideration proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated February 24, 2021, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex I. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Pandion Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Offer Price and the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of Pandion as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement dated February 24, 2021, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;

•	the Registration Statement on Form S-1 (as amended) of Pandion;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Pandion;

•	certain publicly available research analyst reports for Pandion;

•	certain other communications from Pandion to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Pandion, including certain financial forecasts, analyses and projections relating to Pandion prepared by management of Pandion and furnished to Centerview by Pandion for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Management Projections” (the term “Management Projections” refers to the Management Projections set forth above in “—Certain Financial Projections”), and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of Pandion regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data for Pandion and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with Pandion’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at Pandion’s direction, that the Internal Data (including, without limitation, the Management Projections) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Pandion as to the matters covered thereby and Centerview relied, at Pandion’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at Pandion’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Pandion, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Pandion. Centerview assumed, at Pandion’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at Pandion’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Pandion, or the ability of Pandion to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, Pandion’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to Pandion or in which Pandion might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Offer Price and the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on creditors or other constituencies of Pandion or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Pandion or any party, or class of such persons in connection with the Transactions, whether relative to the Offer Price and the Merger Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of Pandion as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Pandion Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Pandion Board in connection with Centerview’s opinion, dated February 24, 2021. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of Pandion. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Pandion or any other parties to the Transactions. None of Pandion, Parent, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Pandion do not purport to be appraisals or reflect the prices at which Pandion may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 24, 2021 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions.

Selected Public Company Analysis

Centerview reviewed certain financial information of Pandion and compared it to corresponding financial information of certain publicly traded early-stage biopharmaceutical companies that Centerview selected based on its experience and professional judgment (which companies are referred to as the “selected companies” in this summary of Centerview’s opinion). Although none of the selected companies is directly comparable to Pandion, the companies listed below were chosen by Centerview because, among other reasons, they are publicly traded early-stage biopharmaceutical companies with certain operational, business or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of Pandion.

However, because none of the selected companies is exactly the same as Pandion, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business or financial characteristics of Pandion and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other data sources as of February 24, 2021, Centerview calculated, for each selected company, such company’s enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities) plus the book value of debt and certain liabilities less cash and cash equivalents), which is referred to, with respect to the selected companies, as “Enterprise Value.”

The selected companies are summarized below:

Selected Company	Enterprise Value ($ in millions)
Applied Molecular Transport Inc	2,213
Evelo Biosciences, Inc.	680
Forte Biosciences, Inc.	383
Immunic, Inc.	210
Keros Therapeutics, Inc.	1,408
Kymera Therapeutics, Inc.	2,078
Morphic Holding, Inc.	983
Protagonist Therapeutics, Inc.	927

Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of Enterprise Values of $500 million to $1.0 billion. In selecting this reference range, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of Pandion and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related, among other things, to the differing sizes, growth prospects, clinical and commercial profiles and degree of operational risk between the Company and such comparable companies. Applying this range of Enterprise Values and adding to it Pandion’s estimated net cash of $203 million as of March 31, 2021, as set forth in the Internal Data, and dividing by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options and warrants) as of February 24, 2021 as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $23.45 to $39.40, rounded to the nearest $0.05. Centerview then compared this range to the Offer Price and the Merger Consideration of $60.00 per Share in cash, without interest, proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Selected Precedent Transaction Analysis

Centerview reviewed and compared certain information relating to the following selected transactions involving early-stage biopharmaceutical companies (which transactions are referred to as the “selected transactions” in this summary of Centerview’s opinion) that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to Pandion and the Transactions. Although none of the selected transactions is directly comparable to the Transactions, the transactions listed below were chosen by Centerview because, among other reasons, their participants, size or other factors, for purposes of Centerview’s analysis, may be considered similar to the Transactions. Centerview used its experience, expertise and knowledge of these industries to select transactions that involved companies with certain operational, business or financial characteristics that, for purposes of this analysis, may be considered similar to those of Pandion.

However, because none of the selected transactions used in this analysis is identical or directly comparable to the Transactions, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected precedent transaction analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business or financial characteristics of Pandion and each target company as well as the Transactions and the selected transactions that could affect the transaction values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other data sources, as of the time of the announcement of the relevant transactions, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents) implied for each target company based on the consideration payable in the applicable selected transaction, in each case excluding any contingent payments, which amount is referred to, with respect to the selected transactions, as “Transaction Value.”

Date Announced	Target	Acquiror	Transaction Value ($ in millions)
09/21/20	Inflazome Ltd.	Roche Holding AG	451
10/16/19	Achillion Pharmaceuticals, Inc.	Alexion Pharmaceuticals, Inc.	735
9/03/19	Semma Therapeutics, Inc.	Vertex Pharmaceuticals Incorporated	950
07/11/18	Visterra, Inc.	Otsuka Pharmaceutical Co., Ltd.	430
04/04/16	Nimbus Apollo, Inc.	Gilead Sciences, Inc.	400
9/30/14	Alios BioPharma, Inc.	Johnson & Johnson	1,750

Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of Transaction Values of $750 million to $1.5 billion. In selecting this range of Transaction Values, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of Pandion and the target companies included in the selected transactions and other factors that could affect each transaction or other values in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related, among other things, to the differing sizes, growth prospects, clinical and commercial profiles and degree of operational risk between the Company and such target companies. Applying this range of Transaction Values and adding to it Pandion’s estimated net cash of $203 million as of March 31, 2021, as set forth in the Internal Data, and dividing by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options and warrants) as of February 24, 2021 and as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $31.40 to $55.35, rounded to the nearest $0.05. Centerview then compared this range to the Offer Price and the Merger Consideration of $60.00 per Share in cash, without interest, proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of Pandion based on the Management Projections and calculations of risk adjusted, after-tax unlevered free cash flows based on the Management Projections. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of March 31, 2021 using discount rates ranging from 12.0% to 14.0% (reflecting Centerview’s analysis of Pandion’s weighted average cost of capital) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of Pandion over the period beginning on April 1, 2021 and ending on December 31, 2042, utilized by Centerview based on the Management Projections, (ii) an implied terminal value of Pandion, calculated by Centerview by assuming that unlevered free cash flows would decline in perpetuity after December 31, 2042 at a rate of free cash flow decline of 60% year over year (with the exception of platform and overhead research and development and general and administrative cash flows for which a 1% perpetuity growth rate was applied), as directed by Pandion’s management, (iii) tax savings from usage of Pandion’s estimated federal net operating losses of $66 million as of December 31, 2020 and future losses and (b) adding to the foregoing results Pandion’s estimated net cash of $203 million as of March 31, 2021 and the present value of the estimated cost of a $150 million equity raise in 2022 assumed to be completed at $25 per share at a 5% spread, and the estimated costs of a $150 million equity raise in 2023, a $300 million equity raise in 2024, a $400 million equity raise in each of 2025 and 2026, and a $600 million equity raise in 2027, each at a 10% discount and a 5% spread, as set forth in the Management Projections. Centerview divided the result of the foregoing calculations by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options and warrants) as of February 24, 2021, as set forth in the Internal Data, resulting in a range of implied equity values per Share of $30.60 to $46.25, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the Offer Price and the Merger Consideration of $60.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Factors

Centerview noted for the Pandion Board certain additional factors solely for informational purposes, including, among other things, the following:

•

Historical Stock Price Trading Analysis. Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended February 24, 2021, which reflected low and high stock closing prices for Pandion during such period of $10.73 to $25.63 per Share.

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports as of February 24, 2021, which indicated low and high stock price targets for Pandion ranging from $24.00 to $28.00 per Share.

•

Premia Paid Analysis. Centerview performed an analysis of premiums paid in 18 selected transactions involving publicly traded biopharmaceutical companies for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a range of 65% to 95% to Pandion’s closing stock price on February 24, 2021 (the last trading day before the public announcement of the Transactions) of $25.63, which resulted in an implied price range of approximately $42.30 to $50.00 per Share, rounded to the nearest $0.05.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Pandion Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Pandion Board or management of Pandion with respect to the Offer Price and the Merger Consideration or as to whether the Pandion Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between Pandion and Parent and was approved by the Pandion Board. Centerview provided advice to Pandion during these negotiations. Centerview did not, however recommend any specific amount of consideration to Pandion or the Pandion Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for Centerview’s current engagement, Centerview has not been engaged to provide financial advisory or other services to Pandion, and Centerview has not received any compensation from Pandion during such period. In the two years prior to the date of its written opinion, Centerview has been engaged to provide and is currently providing financial advisory services to Merck & Co., Inc. (“Merck”), the parent of Parent, for which Centerview has received compensation and for which Centerview expects to receive additional compensation, including in connection with Merck’s acquisition of Antelliq Group in 2019 and certain other strategic matters unrelated to the Transactions. Centerview has received between $30 million and $40 million in aggregate compensation from Merck for work performed during such period, including expected fees for work currently being performed. Centerview may provide financial advisory and other services to or with respect to Pandion, Merck, or Parent or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Pandion, Merck, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

The Pandion Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s reputation and experience. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the financial advisor to the Pandion Board, Pandion has agreed to pay Centerview an aggregate fee of approximately $41 million, $1 million of which was payable upon the rendering of Centerview’s opinion and approximately $40 million of which is payable contingent upon consummation of the Transactions. In addition, Pandion has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Pandion has retained Centerview to act as its financial advisor in connection with the Offer and the Merger.

For information pertaining to the retention of Centerview by Pandion, see “Item 4 — The Solicitation or Recommendation — Opinion of Pandion’s Financial Advisor” above, which is hereby incorporated by reference in this Item 5.

Neither Pandion nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Pandion’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Pandion, for which services no additional compensation will be paid.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than (i) the scheduled vesting of Company Options or restricted shares and (ii) the grant of Company Options, no transactions with respect to Shares have been effected by Pandion or, to the knowledge of Pandion after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, Pandion is not undertaking or engaged in any negotiations in response to the Offer which relate to:

•	a tender offer or other acquisition of Pandion’s securities by Pandion or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Pandion;

•	any purchase, sale or transfer of a material amount of assets of Pandion; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of Pandion.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Pandion Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION

The information set forth in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Interests of Pandion Executive Officers and Directors” is incorporated herein by reference.

Vote Required to Approve the Merger

The Pandion Board has approved the Offer, the Merger, the Merger Agreement and other transactions contemplated in or by the Merger Agreement in accordance with the DGCL. If the Offer is consummated, Pandion does not anticipate seeking the approval of Pandion’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if (i) the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation and (ii) the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Pandion, Parent and Purchaser intend to effect the closing of the Merger without a vote of the stockholders of Pandion in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statute

Pandion is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•

upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or the voting stock held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•

the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

Each of Parent and Purchaser is not, nor at any time for the past three years has been, an “interested stockholder” of Pandion as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Pandion Board has approved the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the Transactions.

Appraisal Rights

No appraisal rights are available to stockholders of Pandion in connection with the Offer. However, if the Offer is completed and the Merger is consummated, the holders of record of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer (or who had tendered but subsequently validly withdrawn such tender, and not otherwise waived their appraisal rights); (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares in accordance with Section 262 of the DGCL, will be entitled to receive payment of the “fair value” of such Shares, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II and is incorporated by reference herein. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder of Shares” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by, and in the name of, those registered as the holders of record of Shares. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, and who wishes to demand appraisal rights, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of such Shares. Stockholders should recognize that the value determined in an appraisal proceeding of the Delaware Court of Chancery could be higher or lower than, or the same as, the Merger Consideration. Moreover, Parent and Pandion may argue in an appraisal proceeding that, for purposes of such proceeding, the “fair value” of such Shares is less than the Merger Consideration.

Under Section 262 of the DGCL, if a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

Stockholders wishing to exercise the right to seek an appraisal of their Shares must do ALL of the following:

•

the stockholder must, within the later of the consummation of the Offer (which will occur at the date and time of the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer) and 20 days after the mailing of the Schedule 14D-9, deliver to Pandion a written demand for appraisal of their Shares, which demand must reasonably inform Pandion of the identity of the stockholder and that the stockholder is demanding appraisal;

•	the stockholder must not tender his, her or its Shares pursuant to the Offer; and

•	the stockholder must continuously hold the Shares from the date of making the demand through the Effective Time.

Any stockholder who sells Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.

Only a holder of record of Shares issued and outstanding immediately prior to the Effective Time may assert appraisal rights for the Shares registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record. The demand should set forth, fully and correctly, the record stockholder’s name as it appears on the stock certificate(s). The demand must reasonably inform Pandion of the identity of the stockholder and state that the stockholder intends to demand appraisal of his, her or its Shares.

If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including an agent of two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder, such as a broker who holds Shares as nominee for several beneficial owners, may exercise appraisal rights with respect to the Shares issued and outstanding immediately prior to the Effective Time held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, however, the written demand should set forth the number of Shares issued and outstanding immediately prior to the Effective Time as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares which are held in the name of the record owner. STOCKHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND WHO WISH TO EXERCISE APPRAISAL RIGHTS, SHOULD CONSULT WITH THEIR BROKERS TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE NOMINEE HOLDER TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF

ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS. IF A STOCKHOLDER HOLDS HIS, HER OR ITS SHARES THROUGH A BROKER WHO IN TURN HOLDS THE STOCKHOLDER’S SHARES THROUGH A CENTRAL SECURITIES DEPOSITORY NOMINEE SUCH AS CEDE & CO., A DEMAND FOR APPRAISAL OF SUCH SHARES MUST BE MADE BY OR ON BEHALF OF THE DEPOSITORY NOMINEE AND MUST IDENTIFY THE DEPOSITORY NOMINEE AS RECORD HOLDER.

A stockholder who elects to exercise appraisal rights under Section 262 of the DGCL should mail or deliver a written demand for appraisal to:

Pandion Therapeutics, Inc.

134 Coolidge Avenue

Watertown, Massachusetts 02472

Attn: Appraisal Demand

If the Merger is consummated pursuant to Section 251(h) of the DGCL, within 10 days after the Effective Time, the Surviving Corporation must send an additional notice of the Effective Time to all of Pandion’s stockholders who are entitled to appraisal rights and who have delivered a written demand for appraisal to Pandion in accordance with Section 262 of the DGCL. Within 120 days after the Effective Time, the Surviving Corporation or any stockholder who has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery, with a copy served upon the Surviving Corporation in the case of a petition filed by a stockholder, demanding a determination of the “fair value” of the Shares held by all dissenting stockholders. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so. If a petition for appraisal is not timely filed, all stockholders’ appraisal rights will cease.

Stockholders who desire to have their Shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any stockholder who has complied with the provisions of Section 262 of the DGCL to that point in time may receive from the Surviving Corporation, upon request given in writing (or by electronic transmission), a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which the Surviving Corporation has received demands for appraisal, and the aggregate number of holders of those Shares. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from the Surviving Corporation the statement described in the previous sentence. The Surviving Corporation must mail this statement to the stockholder within the later of 10 days of receipt of the request or 10 days after expiration of the period for delivery of demands for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is served on the Surviving Corporation, the Surviving Corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to file in the office of the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached by the Surviving Corporation. After notice to stockholders who demanded appraisal of their Shares as may be required by the Delaware Court of Chancery, the Delaware Court of Chancery will conduct a hearing upon the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to the appraisal rights provided thereby.

The Delaware Court of Chancery may require the stockholders demanding appraisal who hold certificated Shares to submit their stock certificates to the court for notation of the pendency of the appraisal proceedings. If any stockholder fails to comply with the court’s direction, the court may dismiss the proceeding as to that stockholder.

The Delaware Court of Chancery will thereafter determine the “fair value” of the Shares held by stockholders who have complied with Section 262 of the DGCL, exclusive of any element of value arising from the accomplishment or expectation of the Merger, but together with the interest, if any, to be paid on the amount determined to be “fair value.” Such interest rate shall accrue from the Effective Time through the date of payment of the judgment, compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge), unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining “fair value” in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that “fair value” is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” The Delaware Court of Chancery may determine the “fair value” of the Shares to be more than, less than or equal to the Merger Consideration that the stockholders would otherwise receive under the Merger Agreement. If no party files a petition for appraisal in a timely manner, then stockholders will lose the right to an appraisal, and will instead receive the Merger Consideration described in the Merger Agreement.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and those costs may be taxed upon the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal.

The “fair value” of the Shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the Merger Consideration described in the Merger Agreement. An opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to, and does not in any manner address, “fair value” under Section 262 of the DGCL. No representation is made as to the outcome of the appraisal of “fair value” as determined by the Delaware Court of Chancery and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Merger Consideration.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 of the DGCL may not, after the Effective Time, vote the Shares subject to the demand for any purpose or receive any dividends or other distributions on those Shares, except dividends or other distributions payable to holders of record of Shares as of a record date prior to the Effective Time.

If no petition for appraisal is filed within 120 days after the Effective Time, or if a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party delivers a written withdrawal of the stockholder’s demand for appraisal and an acceptance of the terms offered in the Merger within 60 days after the Effective Time, then the right of the stockholder to appraisal will cease. Any attempt to withdraw made more than 60 days after the Effective Time will require the Surviving Corporation’s written approval, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Merger Consideration offered pursuant to the Merger Agreement within 60 days after the Effective Time. If the stockholder (i) fails to perfect; (ii) successfully withdraws; or (iii) loses the appraisal right, the stockholder’s Shares will be converted into the right to receive the Merger Consideration described in the Merger Agreement.

The foregoing summary of the rights of Pandion’s stockholders to seek appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by Pandion’s stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER PRICE DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

Registration Statement and Quarterly Reports

For additional information regarding the business and the financial results of Pandion, please see Pandion’s Registration Statement on Form S-1 filed with the SEC on June 26, 2020, as amended, and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed with the SEC on November 16, 2020.

Legal Proceedings

Lawsuits arising out of or relating to the Offer, the Merger or the other Transactions may be filed in the future.

Regulatory Approvals

Antitrust in the United States

Under the HSR Act and the rules promulgated thereunder, certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by Pandion and Parent, and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. Pandion and Parent expect to file their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on or about March 4, 2021. Under the HSR Act and the rules and regulations promulgated thereunder, the initial waiting period for a tender offer of this type is 15 days, but under the HSR Act this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or lengthened if Parent voluntarily withdraws and refiles to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material, in which case the waiting period expires 10 days after the date when Parent has certified its substantial compliance with such request. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or divestiture of substantial assets of Parent and/or Pandion. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. Pandion does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Forward-Looking Statements

The information contained in this Schedule 14D-9 is as of March 4, 2021. Pandion assumes no obligation to update forward-looking statements contained in this Schedule 14D-9 as the result of new information or future events or developments, except as may be required by law.

This Schedule 14D-9 contains forward-looking information related to Pandion and the proposed acquisition of Pandion that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this document and the accompanying exhibits include, among other things, statements about the potential benefits of the proposed acquisition; the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions to the consummation of the acquisition; statements about the expected timetable for completing the transaction; Pandion’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Pandion, Pandion’s product pipeline and portfolio assets and the anticipated timing of closing of the proposed acquisition.

Risks and uncertainties include, among other things, uncertainties as to the timing of the Offer and the Merger; risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all; uncertainties as to how many of Pandion’s stockholders will tender their shares of Pandion common stock in the tender offer and the possibility that the acquisition does not close; the possibility that competing offers may be made; risks related to obtaining the requisite consents to the acquisition, including, without limitation, the timing (including possible delays) and receipt of clearance under the HSR Act; disruption from the transaction making it more difficult to maintain business and operational relationships; significant transaction costs; the risks and uncertainties inherent in research and development, including risks associated with Pandion’s ability to obtain and maintain necessary approvals from the FDA and other regulatory authorities; initiate preclinical studies and clinical trials of its product candidates; advance its product candidates in preclinical research and clinical trials; replicate in clinical trials positive results found in preclinical studies; advance the development of its product candidates under the timelines it anticipates in current and future clinical trials; obtain, maintain or protect intellectual property rights related to its product candidates; manage expenses; and raise the substantial additional capital needed to achieve its business objectives.

Further descriptions of risks and uncertainties relating to Pandion can be found in Pandion’s Registration Statement on Form S-1 filed on June 26, 2020, as amended, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, and subsequent Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and investors.pandiontx.com.

These forward-looking statements are based on numerous assumptions and assessments made by Pandion in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes are appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Although it is believed that the expectations reflected in the forward-looking statements in this Schedule 14D-9 are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this Schedule 14D-9 are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this Schedule 14D-9.

ITEM 9. EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 4, 2021 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Joint Press Release issued by Merck & Co, Inc. and Pandion Therapeutics, Inc., dated February 25, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Pandion with the SEC on February 25, 2021).

(a)(1)(F)	Summary Advertisement, as published in The New York Times on March 4, 2021 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(G)	Letter to Investors from Rahul Kakkar, MD, first used on February 25, 2021 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by Pandion with the SEC on February 25, 2021).

(a)(1)(H)	Letter to Employees from Rahul Kakkar, MD, first used on February 25, 2021 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed by Pandion with the SEC on February 25, 2021).

(a)(1)(I)	Pandion Website Banner, first published on February 25, 2021 (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9C filed by Pandion with the SEC on February 25, 2021).

(a)(1)(J)	Pandion Tweet and LinkedIn post, first posted on February 25, 2021 (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9C filed by Pandion with the SEC on February 25, 2021).

(a)(1)(K)	Letter to Vendors, Service Providers and Collaborators from Pandion Therapeutics, Inc., first used on February 25, 2021 (incorporated by reference to Exhibit 99.6 to the Schedule 14D-9C filed by Pandion with the SEC on February 25, 2021).

(a)(1)(L)	Letter to KOLs and SABs from Pandion Therapeutics, Inc., first used on February 25, 2021 (incorporated by reference to Exhibit 99.7 to the Schedule 14D-9C filed by Pandion with the SEC on February 25, 2021).

(a)(1)(M)	Investors Q&A, first used on February 25, 2021 (incorporated by reference to Exhibit 99.8 to the Schedule 14D-9C filed by Pandion with the SEC on February 25, 2021).

(a)(1)(N)	Employee Townhall Talking Points, first used on February 25, 2021 (incorporated by reference to Exhibit 99.9 to the Schedule 14D-9C filed by Pandion with the SEC on February 25, 2021).

(a)(1)(O)	Employee Q&A, first used on February 25, 2021 (incorporated by reference to Exhibit 99.10 to the Schedule 14D-9C filed by Pandion with the SEC on February 25, 2021).

Exhibit No.	Description

(a)(1)(P)	Media Coverage Package, distributed to the Board of Directors of Pandion on February 26, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Pandion with the SEC on February 26, 2021).

(a)(5)(A)	Opinion of Centerview Partners LLC, dated February 24, 2021 (included as Annex I to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of February 24, 2021, among Merck Sharp & Dohme Corp., Panama Merger Sub, Inc. and Pandion Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Pandion with the SEC on February 25, 2021).

(e)(2)	Form of Tender and Support Agreement, among Merck Sharp & Dohme Corp., Panama Merger Sub, Inc. and certain stockholders of Pandion Therapeutics, Inc. (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Pandion with the SEC on February 25, 2021).

(e)(3)	Mutual Confidential Disclosure-In Agreement, dated April 9, 2018, as amended, between Pandion Therapeutics, Inc. and Merck Sharp & Dohme Corp. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Amendment No. 1 to Confidential Disclosure-In Agreement, dated as of December 16, 2019, between Pandion Therapeutics, Inc. and Merck Sharp & Dohme Corp. (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(5)	Amendment No. 2 to the Confidential Disclosure-In Agreement, dated as of December 18, 2020, between Pandion Therapeutics, Inc. and Merck Sharp & Dohme Corp. (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

(e)(6)	Amendment No. 3 to the Confidential Disclosure-In Agreement, dated as of February 13, 2021, between Pandion Therapeutics, Inc. and Merck Sharp & Dohme Corp. (incorporated by reference to Exhibit (d)(6) to the Schedule TO).

(e)(7)	Exclusivity Agreement, dated February 9, 2021, between Pandion Therapeutics, Inc. and Merck Sharp & Dohme Corp. (incorporated by reference to Exhibit (d)(7) to the Schedule TO).

(e)(8)	2020 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to Pandion’s Registration Statement on Form S-1, filed with the SEC on July 13, 2020).

(e)(9)	2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to Pandion’s Registration Statement on Form S-1, filed with the SEC on July 13, 2020).

(e)(10)	Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to Pandion’s Registration Statement on Form S-1, filed with the SEC on July 13, 2020).

(e)(11)	Employment Agreement, dated as of July 10, 2020, between Pandion Therapeutics, Inc. and Rahul Kakkar (incorporated by reference to Exhibit 10.21 to Amendment No. 1 to Pandion’s Registration Statement on Form S-1, filed with the SEC on July 13, 2020).

(e)(12)	Employment Agreement, dated as of July 10, 2020, between Pandion Therapeutics, Inc. and Jo Viney (incorporated by reference to Exhibit 10.22 to Amendment No. 1 to Pandion’s Registration Statement on Form S-1, filed with the SEC on July 13, 2020).

(e)(13)	Letter, dated as of July 8, 2020, between Pandion Therapeutics, Inc. and Vikas Goyal (incorporated by reference to Exhibit 10.23 to Amendment No. 1 to Pandion’s Registration Statement on Form S-1, filed with the SEC on July 13, 2020).

(e)(14)	Letter, dated as of July 3, 2019, between Pandion Therapeutics Holdco LLC and Rahul Kakkar (incorporated by reference to Exhibit 10.13 to Pandion’s Registration Statement on Form S-1, filed with the SEC on June 26, 2020).

Exhibit No.	Description

(e)(15)	Letter, dated as of March 11, 2017, between Immunotolerance, Inc. and Jo Viney (incorporated by reference to Exhibit 10.14 to Pandion’s Registration Statement on Form S-1, filed with the SEC on June 26, 2020).

(e)(16)	Consulting Agreement, dated as of March 27, 2017, between Immunotolerance, Inc. and Alan Crane (incorporated by reference to Exhibit 10.18 to Pandion’s Registration Statement on Form S-1, filed with the SEC on June 26, 2020).

(e)(17)*	Letter Agreement, dated as of February 24, 2021, between Pandion Therapeutics, Inc. and Jo Viney, Ph.D.

(e)(18)*	Letter Agreement, dated as of February 24, 2021, between Pandion Therapeutics, Inc. and John Sundy, M.D., Ph.D.

*	Filed herewith.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2021

Pandion Therapeutics, Inc.

By:	/s/ Rahul Kakkar
Name: Rahul Kakkar, M.D.
Title: Chief Executive Officer

Annex I

Centerview Partners LLC 31 West 52nd Street New York, NY 10019 February 24, 2021

The Board of Directors

Pandion Therapeutics, Inc.

134 Coolidge Avenue

Watertown, MA 02472

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Pandion Therapeutics, Inc., a Delaware corporation (the “Company”), of the $60.00 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) among Merck Sharp & Dohme Corp., a New Jersey corporation (“Parent”), Panama Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Agreement provides (i) for Merger Sub to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $60.00 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Appraisal Shares (as defined in the Agreement) and (ii) Shares held in the Company’s treasury or by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent or Merger Sub (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive $60.00 per Share in cash, without interest, (the $60.00 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have been engaged to provide and are currently providing financial advisory services to Merck & Co., Inc. (“Merck”), the parent of Parent, for which we have received compensation and for which we expect to receive additional compensation, including in connection with Merck’s acquisition of Antelliq Group in 2019 and certain other strategic matters. We may provide financial advisory and other services to or with respect to the Company, Merck, or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Merck, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

The Board of Directors

Pandion Therapeutics, Inc.

February 24, 2021

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated February 24, 2021 (the “Draft Agreement”); (ii) the Prospectus, dated July 16, 2020, filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, which forms a part of the Company’s Registration Statement on Form S-1 (Registration No. 333-239500); (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not

The Board of Directors

Pandion Therapeutics, Inc.

February 24, 2021

address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

CENTERVIEW PARTNERS LLC

Annex II

Section 262 of the General Corporation Law of the State of Delaware

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.